

NEXTDECADE CORPORATION
ANNUAL REPORT TO STOCKHOLDERS
For the Year Ended December 31, 2022

EXPLANATORY NOTE

This Annual Report to Stockholders of NextDecade Corporation (the "Company") for the year ended December 31, 2022 includes the Company's previously filed Annual Report on Form 10-K for the year ended December 31, 2022 as well as additional disclosures on the last page of this report that are required to be included in annual reports to stockholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File No. 001-36842

NEXTDECADE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**46-5723951**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Louisiana Street, Suite 3900	
Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(713) 574-1880**

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class:	Trading Symbol:	Name of each exchange on which registered:
Common stock $0.0001 par value	NEXT	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer	☐
Non-accelerated filer ☒		Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant was approximately $134.3 million as of June 30, 2022 (based on the closing price of the registrant's common stock on June 30, 2022 of $4.44 per share).

150,573,984 shares of the registrant's Common Stock, $0.0001 par value, were outstanding as of March 2, 2023.

Documents incorporated by reference: Portions of the definitive proxy statement for the registrant's Annual Meeting of Stockholders (to be filed within 120 days of the close of the registrant's fiscal year) are incorporated by reference into Part III of this Form 10-K.

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NEXTDECADE CORPORATION

TABLE OF CONTENTS

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Organizational Structure

The following diagram depicts our abbreviated organizational structure as of December 31, 2022 with references to the names of certain entities discussed in this Annual Report.


NextDecade Corporation
("NextDecade")
NEXT Carbon Solutions, LLC
("NEXT Carbon Solutions")
NextDecade LNG, LLC
("NextDecade LLC")
Rio Grande LNG, LLC
("Rio Grande")

Unless the context requires otherwise, references to "NextDecade," the "Company," "we," "us" and "our" refer to NextDecade Corporation and its consolidated subsidiaries.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains certain statements that are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations and economic performance, are forward-looking statements. The words "anticipate," "contemplate," "estimate," "expect," "project," "plan," "intend," "believe," "seek," "may," "might," "will," "would," "could," "should," "can have," "likely," "continue," "design," "assume," "budget," "forecast" and other words and terms of similar expressions, are intended to identify forward-looking statements.

We have based these forward-looking statements on assumptions and analysis made by us in light of our current expectations, perceptions of historical trends, current conditions and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ from those expressed in our forward-looking statements. Our future financial position and results of operations, as well as any forward-looking statements are subject to change and inherent risks and uncertainties, including those described in the section titled "Risk Factors" in this Annual Report on Form 10-K. You should consider our forward-looking statements in light of a number of factors that may cause actual results to vary from our forward-looking statements including, but not limited to:

- our progress in the development of our liquefied natural gas ("LNG") liquefaction and export project and any carbon capture and storage projects we may develop ("CCS projects") and the timing of that progress;

- the timing of achieving a final investment decision ("FID") in the construction and operation of a 27 million tonne LNG export facility at the Port of Brownsville in southern Texas (the "Terminal");

- our reliance on third-party contractors to successfully complete the Terminal, the pipeline to supply gas to the Terminal and any CCS projects we develop;

- our ability to develop our NEXT Carbon Solutions business through implementation of our CCS projects;

- our ability to secure additional debt and equity financing in the future to complete the Terminal and other CCS projects on commercially acceptable terms and to continue as a going concern;

- the accuracy of estimated costs for the Terminal and CCS projects;

- our ability to achieve operational characteristics of the Terminal and CCS projects, when completed, including amounts of liquefaction capacities and amount of CO_2 captured and stored, and any differences in such operational characteristics from our expectations;

- the development risks, operational hazards and regulatory approvals applicable to our LNG and carbon capture and storage development, construction and operation activities and those of our third-party contractors and counterparties;

- technological innovation which may lessen our anticipated competitive advantage or demand for our offerings;

- the global demand for and price of LNG;

- the availability of LNG vessels worldwide;

- changes in legislation and regulations relating to the LNG and carbon capture industries, including environmental laws and regulations that impose significant compliance costs and liabilities;

- scope of implementation of carbon pricing regimes aimed at reducing greenhouse gas emissions;

- global development and maturation of emissions reduction credit markets;

- adverse changes to existing or proposed carbon tax incentive regimes;

- global pandemics, including the 2019 novel coronavirus ("COVID-19") pandemic, the Russia-Ukraine conflict, other sources of volatility in the energy markets and their impact on our business and operating results, including any disruptions in our operations or development of the Terminal and the health and safety of our employees, and on our customers, the global economy and the demand for LNG or carbon capture;

- risks related to doing business in and having counterparties in foreign countries;

- our ability to maintain the listing of our securities on the Nasdaq Capital Market or another securities exchange or quotation medium;

- changes adversely affecting the businesses in which we are engaged;

- management of growth;

- general economic conditions, including inflation and rising interest rates;

- our ability to generate cash; and

- the result of future financing efforts and applications for customary tax incentives.

Should one or more of the foregoing risks or uncertainties materialize in a way that negatively impacts us, or should the assumptions underlying our forward-looking statements prove incorrect, our actual results may vary materially from those anticipated in our forward-looking statements and, our business, financial condition and results of operations could be materially and adversely affected.

You should not rely upon forward-looking statements as predictions of future events. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to publicly correct or update any forward-looking statement.

Please read "Risk Factors" contained in this Annual Report on Form 10-K for a more complete discussion of the risks and uncertainties mentioned above and for a discussion of other risks and uncertainties. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements and hereafter in our other filings with the Securities and Exchange Commission (the "SEC") and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

Part I

Item 1. Business

Company Overview and Formation

We believe that natural gas in the form of LNG will play an important role in the energy transition, but its contribution to global greenhouse gas emissions must be reduced to an absolute minimum. Through our subsidiary Rio Grande, we are developing the Terminal, and we seek to minimize its associated emissions footprint by developing a CCS project at the Terminal (the "Terminal CCS project"), combined with using responsibly sourced natural gas and our pledge to use net-zero electricity.

We also believe reducing CO_2 emissions from industrial facilities around the world is critical to realizing the Paris Agreement's goal of limiting global warming compared to pre-industrial levels. We believe carbon capture and storage equipment and technology must be extensively implemented to achieve this goal, and through our subsidiary NEXT Carbon Solutions, we seek to deploy the proprietary carbon capture and storage processes that we have developed at industrial source facilities to reduce CO_2 emission levels.

Our management is comprised of a team of industry leaders with extensive experience in the development of major projects. We have focused our development activities on the Terminal and undertaking various initiatives to evaluate, design, and engineer the Terminal that we expect will result in demand for LNG supply, which would enable us to seek construction financing to develop the Terminal and have expanded into developing CCS projects through NEXT Carbon Solutions.

We were incorporated in Delaware on May 21, 2014, and were formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination, one or more businesses or entities. On July 24, 2017, one of our subsidiaries merged with and into NextDecade LLC, an LNG development company founded in 2010 to develop LNG export projects and associated pipelines. Prior to the merger with NextDecade LLC, we had no operations and our assets consisted of cash proceeds received in connection with our initial public offering.

Our common stock trades on the Nasdaq Capital Market ("Nasdaq") under the symbol "NEXT."

Rio Grande

Rio Grande is developing the Terminal on a 984-acre site in southern Texas. The Terminal, in conjunction with the Terminal CCS Project is designed to offer competitively priced LNG in the global market while emitting what we believe to be a lower level of CO_2 per million tonnes per annum ("mtpa") of LNG produced than other LNG terminals currently in operation or under construction.

All necessary permits and approvals to build the Terminal and export LNG have been obtained, including the Terminal design and the ability to mobilize to site and perform full site preparation and test pilings, pending final FERC notice to proceed. The site has deep-water port access and is supported by area-wide marine infrastructure. The Terminal will deploy proven Air Products liquefaction technology and we intend to deploy carbon capture and storage technology to capture greater than 90 percent of facility CO_2 emissions. Rio Grande has lump-sum separated turnkey contracts with Bechtel Oil, Gas and Chemicals, Inc. ("Bechtel"), the engineering, procurement and construction ("EPC") contractor. The Rio Bravo Pipeline (defined below) will connect the Terminal to the Agua Dulce supply area. The Agua Dulce supply area is supplied by significant natural gas resources in Texas, including the Permian Basin and Eagle Ford Shale.

Development Actions

On November 22, 2019, the Terminal received an order from the FERC ("the Order") authorizing the siting, construction, and operation of six liquefaction trains, four LNG storage tanks (each with a capacity of 180,000 cubic meters ("m^3")), two marine jetties for ocean-going LNG vessels, one turning basin, and six truck loading bays for LNG and natural gas liquids and all associated facilities for the production of up to 27 mtpa of LNG for export.

The original front-end engineering and design for the Terminal was based on six LNG trains capable of producing 27 mtpa of LNG for export. The technologies that were selected and filed with the FERC in 2015 and 2016 evolved over the five-year permitting period; the individual LNG trains are now more efficient and will produce a greater volume of LNG with lower total CO_2 emissions. Multiple optimizations have been identified that will enable delivery of the Terminal capable of producing 27 mtpa with just five LNG trains instead of six.

We expect the optimization to a five-train project to result in several environmental and community benefits when compared with our original six-train project, including (i) approximately 21 percent lower CO_2 emissions (independent of the GHG emissions reductions enabled by the deployment of the Terminal CCS project), (ii) a shortened construction timeline for the full 27 mtpa project, (iii) reduced facility footprint, and (iv) reduction in roadway traffic.

Engineering, Procurement, and Construction

Rio Grande is party to two lump-sum separated turnkey ("LSTK") EPC agreements with Bechtel for the construction of (i) two LNG trains with expected aggregate production capacity up to approximately 11.74 mtpa, two 180,000m^3 full containment LNG tanks, one marine loading berth, related utilities and facilities, and all related appurtenances thereto, together with certain additional work options (the "Trains 1 and 2 EPC Agreement") and (ii) an LNG train with expected production capacity of up to approximately 5.87 mtpa, related utilities and facilities, and all related appurtenances thereto (the "Train 3 EPC Agreement" and together with the Trains 1 and 2 EPC Agreement, the "EPC Agreements"). As of December 31, 2022, we have issued eight limited notices to proceed to Bechtel under the Trains 1 and 2 EPC Agreement.

Commercial

We are continuing commercial discussions with a variety of parties ranging from large utilities and state-sponsored enterprises to portfolio and multinational commodity interests. Leveraging the global relationships and extensive experience of our management team, we expect to sign long-term binding offtake commitments for substantially all of the project liquefaction train's capacity prior to a positive FID with respect to such liquefaction trains.

We believe the Terminal's location will provide customers with access to low-cost natural gas from the Permian Basin and Eagle Ford Shale. We are focused on selling LNG to customers primarily through a "free on board" ("FOB") model whereby a marketing affiliate would acquire feed gas, the Terminal would produce the LNG, and the title transfer would occur at the interface between the Terminal and the customer's ship.

We offer multiple LNG pricing options and flexible contract tenors (from 10 – 20 years), meeting the evolving needs of our customers and maximizing our total addressable market.

As of March 10, 2023, our portfolio of LNG sales and purchase agreements was as follows:

Customer	Volume (mtpa)	Tenor (years)	Delivery Model
Shell NA LNG LLC ("Shell")	2.0	20	FOB
ENN LNG Singapore Pte Ltd. ("ENN")	2.0	20	FOB
ENGIE S.A. ("ENGIE")	1.75	15	FOB
China Gas Hongda Energy Trading Co., LTD ("China Gas")	1.0	20	FOB
Guangdong Energy Group ("Guangdong Energy")	1.0	20	Ex Ship
Exxon Mobil LNG Asia Pacific ("EMLAP")	1.0	20	FOB
Galp Trading S.A. ("Galp")	1.0	20	FOB
Itochu Corporation ("Itochu")	1.0	15	FOB
Total	10.75	18.7 years weighted average	

In the first quarter of 2020, the SPA with Shell became effective upon the conditions precedent in such SPA being satisfied or waived. The SPA obligates Rio Grande to deliver the contracted volumes of LNG to Shell at the FOB delivery point, subject to the first liquefaction train at the Terminal becoming commercially operable.

Each of our other SPAs becomes effective upon the satisfaction of certain conditions precedent, which include a positive final investment decision on the initial phase of the Terminal.

Governmental Permits, Approvals and Authorizations

We are required to obtain governmental approvals and authorizations to implement our proposed business strategy, which includes the design, construction and operation of the Terminal and the export of LNG from the U.S. to foreign countries. The design, siting, construction and operation of LNG export terminals is a regulated activity and is subject to Section 3 of the

Natural Gas Act (the "NGA"). Federal law has bifurcated regulatory jurisdiction of LNG export activities. The FERC has jurisdiction to authorize the siting, construction and operation of LNG export facilities. The DOE has jurisdiction over the import and export of the natural gas commodity, including natural gas in the form of LNG. The FERC also has jurisdiction over the siting, construction and operation of interstate natural gas pipelines under Section 7 of the NGA and regulates interstate pipelines' rates and terms and conditions of service under Sections 4 and 5 of the NGA. In 2002, the FERC established a policy of not regulating the terms and conditions of service for LNG import or export facilities or requiring that LNG import or export facilities operate as "open access" facilities for all customers. The Energy Policy Act of 2005, which amended the NGA, codified this policy until January 1, 2015, and the FERC has not indicated that it intends to depart from its policy of not regulating the terms or conditions of service or requiring that LNG terminals operate on an open access basis.

Although the FERC acts as the lead agency with jurisdiction over LNG import and export facilities, other federal and state agencies act as cooperating agencies, coordinating with the FERC to evaluate applications for LNG export facilities. These agencies include the U.S. Department of Transportation's Pipeline and Hazardous Materials Safety Administration (the "PHMSA"), the U.S. Coast Guard (the "Coast Guard"), the U.S. Army Corps of Engineers, the U.S. Environmental Protection Agency, the International Boundary and Water Commission and other federal agencies with jurisdiction over potential environmental impacts of LNG terminal construction and operation. Certain federal laws, such as the Clean Water Act, the Clean Air Act and the Coastal Zone Management Act, delegate authority over certain actions to state agencies, like the Texas Commission on Environmental Quality and the Railroad Commission of Texas. In reviewing an application for an LNG import or export terminal or an interstate natural gas pipeline, the FERC also works with these state agencies that have jurisdiction over certain aspects of LNG terminal or interstate natural gas pipeline construction or operation.

In particular, the PHMSA has established safety standards for interstate natural gas pipelines and LNG facilities. Similarly, the Coast Guard has established safety regulations for marine operations at LNG facilities and the operation of LNG carriers. The FERC, the PHMSA and the Coast Guard entered into a Memorandum of Understanding in 2004 that establishes the FERC's primary role in evaluating LNG terminal applications and defines the process for coordinating the review of an LNG import or export terminal application with the PHMSA and the Coast Guard. In 2018, the FERC and the PHMSA entered into a separate Memorandum of Understanding that establishes the process and timeline by which the PHMSA should determine whether an LNG terminal project will meet the PHMSA's LNG safety siting standards.

We have obtained all major permits required to build the Terminal and export LNG, pending final FERC notice to proceed.

As indicated above, on November 22, 2019, we received the Order from FERC authorizing the siting, construction and operation of the Terminal. On August 13, 2020, the FERC approved the change of the design for the Terminal from six trains to five trains. On September 22, 2021, Rio Grande received the U.S. Army Corps of Engineers Permit issued under CWA Section 404/RHA – Section 10.

On September 7, 2016, Rio Grande obtained an authorization for export of LNG to countries with which the U.S. has a Free Trade Agreement ("FTA") on its own behalf and as an agent for others for a term of 30 years. On February 10, 2020, the DOE issued its "Opinion and Order Granting Long-Term Authorization to Export Liquefied Natural Gas to Non-Free Trade Agreement Nations to Rio Grande" in DOE/FE Order No. 4492. In addition, on October 21, 2020, the DOE issued its Order Extending Export Term for Authorization to Non-Free Trade Agreement Nations through December 31, 2050.

Following receipt of the Order, two requests for re-hearing were filed. One of those requests for rehearing also requested that the FERC stay the Order. On January 23, 2020, the FERC issued its Order on Rehearing and Stay in which the FERC rejected all challenges presented in the requests for rehearing and the request for stay of the Order. The parties who filed the requests for re-hearing petitioned the U.S. Court of Appeals for the District of Columbia ("D.C. Circuit") to review the Order and the order denying rehearing. On August 3, 2021, the D.C. Circuit denied all petitions, except for two technical issues dealing with environmental justice and GHG emissions, which were remanded to the FERC for further consideration. The D.C. Circuit did so without *vacatur*, and accordingly, the Terminal's authorization from the FERC remains legally valid and enforceable. A second appeal was also filed with the same court by the same parties, seeking a review of the FERC letter order amending the Order to account for the design change from six to five trains but the petitioners moved to voluntarily dismiss this appeal on August 23, 2021.

Parties also filed a similar appeal in the U.S. Court of Appeals for the Fifth Circuit in respect to the U.S. Army Corps of Engineers permit issued pursuant to Section 404 of the Clean Water Act. On January 5, 2023, the court fully denied the appeal rejecting each of the challengers' arguments.

On November 17, 2021, Rio Grande filed a Limited Amendment with the FERC, seeking authorization to incorporate carbon capture and storage systems, which would enable Rio Grande to voluntarily capture and sequester at least 90% of the CO_2 generated at the Terminal. Once captured, the CO_2 will be transported via pipeline to an underground geologic formation permitted by the U.S. Environmental Protection Agency ("EPA") and relevant Texas agencies via the existing underground injection control ("UIC") Class VI permitting regime for geologic sequestration of CO_2.

On October 14, 2022, Rio Grande received from FERC a two-year extension of time, until November 22, 2028, to complete construction of the Terminal and place it into service. Rio Grande's initial order had required that Rio Grande complete construction of the Terminal within seven years of the date of the Order, by November 22, 2026. Rio Grande sought an extension of this deadline, explaining to FERC that despite NextDecade's efforts to develop the Terminal, the COVID-19 pandemic impacted NextDecade's ability to secure sufficient offtake agreements to reach a positive investment decision and commence construction of the Terminal. FERC found that this demonstrated good cause existed to extend the commencement of construction deadline, and accordingly approved Rio Grande's request.

Gas Supply

The proposed Terminal site is located near Brownsville, Texas, benefiting from close access to gas supply from the Permian Basin and Eagle Ford Shale. We expect to realize material benefits from providing our customers with access to these low-cost associated gas resources.

The Permian Basin offers one of the deepest inventories of economic natural gas resource in the world. According to Enverus, there are approximately 700 trillion cubic feet ("Tcf") of remaining natural gas resource in the Permian Basin and Eagle Ford Shale. Permian Basin economics are largely driven by the production of oil, such that producers must market their associated natural gas at any price in order to sustain oil production programs. Furthermore, major oil companies and independent shale producers have created extraordinary efficiencies and improvements, including extended lateral lengths and hydraulic fracturing technology, rig productivity, and reductions in operating and lifecycle costs, which will support economic development of these vast reserves. We believe the Permian Basin will produce very substantial quantities of low-cost natural gas for decades.

We began developing the Rio Bravo Pipeline (the "Pipeline") to connect Rio Grande to these low-cost associated gas reserves. On March 2, 2020, we completed the sale of Rio Bravo Pipeline Company, LLC ("Rio Bravo") to Spectra Energy Transmission II, LLC, a wholly owned subsidiary of Enbridge, Inc ("Enbridge"). Enbridge is continuing the development of the Pipeline. In connection with the sale of Rio Bravo, our indirect, wholly owned subsidiary, Rio Grande LNG Gas Supply LLC ("Rio Grande Gas Supply"), entered into precedent agreements (the "Transportation Precedent Agreements") with Rio Bravo and Valley Crossing Pipeline, LLC ("VCP"), pursuant to which Rio Grande Gas Supply will retain its rights to the natural gas firm transportation capacity on the Pipeline for a term of at least twenty years and Rio Bravo and VCP will provide pipeline transportation service to Rio Grande Gas Supply in order to supply natural gas to the Terminal.

Through the Transportation Precedent Agreements and the Pipeline's projected interconnects with a combined receipt capacity of more than 10 billion cubic feet per day ("Bcf/d"), we believe that we will have supply flexibility needed to supply natural gas efficiently and reliably to the Terminal. The combination of increased production in the Permian and Eagle Ford, together with expanding takeaway capacity indicates that the Agua Dulce supply area, from which the Pipeline is proposed to be routed, is expected to become increasingly liquid and remain competitively priced to Henry Hub. We believe our proximity to two major gas reserves basins, increasing takeaway capacity in the area, a significant influx of production and infrastructure investment, as well as our existing contacts and discussions with some of the largest regional operators, represent key elements of a compelling feed gas strategy for partners and customers alike. We are continuing to advance substantive negotiations in these areas.

NEXT Carbon Solutions

Carbon capture and storage ("CCS") is the process of (i) capturing CO_2 at the source, (ii) compressing the CO_2 for transportation and (iii) injecting the compressed CO_2 into deep rock formations at a safe site, where it is then monitored and permanently stored. According to The World Resources Institute, the world currently emits more than 50 billion tonnes of greenhouse gas emissions annually. The Paris Agreement is a multilateral, binding agreement that brings nations together in a common cause to combat climate change and adapt to its effects. We believe that deploying CCS equipment and technology is key to achieving global de-carbonization, a goal of the Paris Agreement.

NEXT Carbon Solutions offers end-to-end CCS solutions for industrial facilities and power plants that produce CO_2 that would otherwise be emitted. Leveraging our team's years of engineering and project management experience, we have developed proprietary processes that lower the capital and operating costs of deploying CCS on industrial facilities. We expect to partner with customers to invest in the deployment of CCS to reduce and permanently store CO_2 emissions.

Service Offerings and Potential Market

NEXT Carbon Solutions' proprietary CCS processes use an absorption post-combustion CO_2 removal system. Derived from extensive engineering efforts, our proprietary CCS processes are designed to generate the following benefits as compared to existing applications of carbon capture and storage processes:

• Enable CO_2 capture up to an expected 95% of emissions generated from a source facility;

• Competitive cost (both capital and operating expenditures) of post-combustion CCS;

• Use proven technology and equipment to capture CO_2 emissions at scale;

• Optimize energy requirements;

• Substantially reduce or, in some cases, eliminate consumption of fresh-water compared to post-combustion carbon capture technologies utilizing water to cool the flue gas; and

• Reduce the land footprint.

Our proprietary CCS processes do not include new equipment or technology. We have developed novel applications of existing industrial-scale equipment to reduce the capital and operating expenditures associated with the CCS process applied at scale. These novel designs and processes represent the intellectual property of NEXT Carbon Solutions that includes patents and patents pending. Consequently, NEXT Carbon Solutions is technology agnostic allowing its business to evolve with advancements in components of the CCS process while still maintaining its anticipated competitive advantages.

Our end-to-end CCS offering includes design, construction, operation, capture, transportation, and permanent geologic storage of captured CO_2.

Each customer-specific CCS design represents a bespoke application of our proprietary CCS processes. Due to the unique operational aspects of each customer, we undertake preliminary front-end engineering and design activities in determining optimal designs for CCS integration with each source facility.

NEXT Carbon Solutions' marketing efforts target existing CO_2 source facilities having emissions greater than one million tonnes of CO_2 per annum and that are in close proximity to saline aquifer storage capacity. We understand that there are more than 600 facilities in the United States alone that produce more than one million tonnes of CO_2 per annum, representing a very robust addressable market. We believe the optimal transportation and storage solution for our customers is a point-to-point solution, whereby, CO_2 captured from a source facility is permanently stored in a proximate and dedicated saline aquifer storage site. CO_2 storage hubs also offer an alternative CO_2 storage solution. Our analysis indicates that source emitters of greater than one million tonnes per annum are sufficient in size to support a point-to-point sequestration model.

Potential Sources of Value

Integrated deployment of CCS processes at a source facility has the potential to generate value from a variety of sources including: government incentives, such as the Internal Revenue Code Section 45Q tax credit, buildout and marketing of a portfolio of low cost, independently verified carbon credits, environmental, social, and corporate governance ("ESG") premiums, blue product marketing, and, in certain potential commercial arrangements, increased market share earned by the source facility following CCS deployment.

We offer prospective customers a variety of commercial structures, aimed at providing sufficient flexibility to meet customers' ESG goals, commercial desires, risk profiles and investing strategies. We also believe that certain of our prospective customers may have significant commercial upside due to improved competitive position resulting from a full integration of the source facility with CCS processes, and we will seek to share in this value creation when applicable. Further, we believe that a blend of cash flow streams, risk and reward profiles and contractual terms expected from a portfolio of projects would generate positive returns to our shareholders. NEXT Carbon Solutions will negotiate commercial terms with prospective customers on a case-by-case basis based on the unique characteristics of the relevant source facility.

Competition

We are subject to a high degree of competition in all aspects of our business. See "Item 1.A — Risk Factors — *Competition in the energy industry is intense, and some of our competitors have greater financial, technological and other resources.*"

The Terminal will compete with liquefaction facilities worldwide to supply low-cost liquefaction to the market. In addition, we will compete with a variety of companies in the global LNG market, such as independent, technology-driven companies, state-owned and other independent oil and natural gas companies and utilities. Many of these competitors have longer operating histories, more development experience, greater name recognition, greater access to the LNG market, more employees and substantially greater financial, technical and marketing resources than we currently possess.

NEXT Carbon Solutions will compete with other providers of CCS services, traditional original end manufacturers, EPC firms and midstream transportation and storage companies in offering CCS solutions. Our competitors in the CCS space may have greater financial, technical and marketing resources than we currently possess.

Employees

As of December 31, 2022, we had 102 full-time employees and 7 independent contractors. We hire independent contractors on an as-needed basis and have no collective bargaining agreements with our employees.

Offices

Our principal executive offices are located at 1000 Louisiana St., Suite 3900, Houston, Texas, 77002, and our telephone number is (713) 574-1880.

Available Information

Our internet website address is www.next-decade.com. We intend to use our website as a means of disclosing material non-public information and for complying with disclosure obligations under Regulation FD. Such disclosures will be included on our website under the heading "Investors." Accordingly, investors should monitor such portion of our website, in addition to following our press releases and SEC filings. Within our website under the heading "Investors," we make available free of charge our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed with or furnished to the SEC under applicable securities laws. These materials are made available as soon as reasonably practical after we electronically file such materials with or furnish such materials to the SEC. Information on our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this document. In addition, we intend to disclose on our website any amendments to, or waivers from, our Code of Conduct and Ethics that are required to be publicly disclosed pursuant to rules of the SEC.

The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors

We are subject to uncertainties and risks due to the nature of the business activities we conduct. The following information describes certain uncertainties and risks that could affect our business, financial condition or results of operations or could cause actual results to differ materially from estimates or expectations contained in our forward-looking statements. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of known material risks that are specific to us. We may experience additional risks and uncertainties not currently known to us or that we currently deem to be immaterial which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to our Business and the Industry in which we Operate

We are in the process of developing the Rio Grande LNG liquefaction and export project and several potential carbon capture and storage projects on industrial facilities, and the success of such projects is unpredictable; as such, positive cash flows and even revenues will be several years away, if they occur at all.

We are not expected to generate cash flow, or even obtain revenues, from our LNG liquefaction and export activities unless and until the Terminal is operational, which is expected to be at least four years away. Additionally, we do not expect to generate cash flow from our CCS projects until we install CCS systems on third-party industrial facilities. Accordingly, distributions to investors may be limited, delayed, or non-existent.

Our cash flow and consequently our ability to distribute earnings will be dependent upon our ability to complete the Terminal and implement CCS systems and generate cash and net operating income from operations. Rio Grande's ability to complete the Terminal, as discussed further below, is dependent upon, among other things, our ability to obtain necessary regulatory approvals and raise the capital necessary to fund development of the Terminal. NEXT Carbon Solutions' ability to install CCS systems at third-party industrial facilities, as discussed further below, is dependent on the development of front-end engineering and design ("FEED") offerings and contracting with third parties to install CCS systems in their industrial facilities. We do not expect Rio Grande to generate any revenue until the completion of construction of the first phase of the Terminal or NEXT Carbon Solutions to generate any revenue until successful installation of CCS systems at third-party facilities. After the first phase of the Terminal is completed or our CCS systems are installed in third-party industrial facilities, financing and numerous other factors may reduce our cash flow. As a result, we may not make distributions of any amount or any distributions may be delayed.

We will be required to seek additional debt and equity financing in the future to complete the Terminal and the development of CCS projects and may not be able to secure such financing on acceptable terms, or at all.

Since we will be unable to generate any revenue while we are in the development and construction stages, which will be for multiple years with respect to the Terminal, we will need additional financing to provide the capital required to execute our business plan. We will need significant funding to develop and construct the Terminal and CCS projects as well as for working capital requirements and other operating and general corporate purposes.

There can be no assurance that we will be able to raise sufficient capital on acceptable terms, or at all. If sufficient capital is not available on satisfactory terms, we may be required to delay, scale back or eliminate the development of business opportunities, and our operations and financial condition may be adversely affected to a significant extent.

Debt financing, if obtained, may involve agreements that include liens on the Terminal or other assets and covenants limiting or restricting our ability to take specific actions, such as paying dividends or making distributions, incurring additional debt, acquiring or disposing of assets and increasing expenses. Debt financing would also be required to be repaid regardless of our operating results.

In addition, the ability to obtain financing for the Terminal is expected to be contingent upon, among other things, our ability to enter into sufficient long-term commercial agreements prior to the commencement of construction. For additional information regarding our ability to enter into sufficient long-term commercial agreements, see "— *Our ability to generate cash is substantially dependent upon us entering into satisfactory contracts with third parties and the performance of those third parties under those contracts.*"

There is substantial doubt about our ability to continue as a going concern.

We have incurred operating losses since our inception and management expects operating losses and negative cash flows to continue for the foreseeable future and, as a result, we will require additional capital to fund our operations and execute our business plan. As of December 31, 2022, the Company had $62.8 million in cash and cash equivalents which may not be sufficient to fund the Company's planned operations through one year after the date the consolidated financial statements are issued. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. The analysis used to determine the Company's ability to continue as a going concern does not include cash sources outside of the Company's direct control that management expects to be available within the next twelve months.

Our ability to continue as a going concern is dependent upon our ability to obtain sufficient funding through additional debt or equity financing and to manage operating and overhead costs. There can be no assurance that we will be able to raise sufficient capital on acceptable or favorable terms to the Company, or at all.

Postponement in making a positive FID on the construction and operation of the Terminal may require us to amend some of our agreements.

The terms of certain agreements to which we are a party require that a positive FID on the Terminal occurs no later than specified dates or may otherwise terminate at the end of their respective terms or require certain payments. If we postpone making a positive FID on the construction and operation of the Terminal beyond any such date or term, we may need to amend the corresponding agreement in order to extend such date or term. If we fail to issue a full notice to the EPC contractor for the construction of the Terminal prior to December 31, 2023, under the Omnibus Agreement entered into in connection with the sale of Rio Bravo, Spectra Energy Transmission II, LLC, a wholly owned subsidiary of Enbridge, has the right to require the Company to repurchase Rio Bravo's equity interests at a price up to $23 million. Additionally, the price validity under our EPC Agreements with Bechtel extends until March 15, 2023, unless extended by mutual agreement of the parties thereto, and if we do not issue a notice to proceed to Bechtel by any such date, we will need to agree with Bechtel on any price increases for construction attendant to such delay. For these reasons, our business could be materially adversely affected if there is postponement in making a positive FID on the Terminal if certain agreements are not amended.

The Terminal's operations will be substantially dependent on the development and operation of the Pipeline by Enbridge and its affiliates.

The Terminal will be dependent on a pipeline owned by an affiliate of Enbridge (the "Transporter") for the delivery of all of its natural gas. The Pipeline is currently in development and its construction will require the Transporter to secure options for rights-of-way along the proposed Pipeline route. It is possible that, in negotiating to secure these rights-of-way, the Transporter encounters recalcitrant landowners or competitive projects, which could result in additional time needed to secure the Pipeline route and, consequently, delays in, or abandonment of, its construction. Construction of the Pipeline could be delayed or abandoned for any of many other reasons, such as it becoming economically disadvantageous to the Transporter, a failure to obtain or maintain necessary permits for construction or operation, mechanical or structural failures, inadvertent damages during construction, or any terrorist attack, including cyberterrorism, affecting the Pipeline or the Transporter. Any such delays in the construction of the Pipeline could delay the development of the Terminal and its becoming operational.

We may be subject to risks related to doing business in, and having counterparties based in, foreign countries.

We may engage in operations or make substantial commitments to and investments in, and enter into agreements with, counterparties located outside the U.S., which would expose us to political, governmental and economic instability and foreign currency exchange rate fluctuations. We also may participate in global carbon capture credit markets to the extent those develop and become available to our CCS projects or their customers.

Any disruption caused by these factors could harm our business, results of operations, financial condition, liquidity and prospects. Risks associated with potential operations, commitments and investments outside of the U.S. include but are not limited to risks of:

- currency exchange restrictions and currency fluctuations;

- war or terrorist attack;

- expropriation or nationalization of assets;

- renegotiation or nullification of existing contracts or international trade arrangements;

- changing political conditions;

- macro-economic conditions impacting key markets and sources of supply;

- changing laws and policies affecting trade, taxation, financial regulation, immigration, and investment, including laws and policies regarding the verification and trading of carbon capture credits;

- the implementation of tariffs by the U.S. or foreign countries in which we do business;

- duplicative taxation by different governments;

- general hazards associated with the assertion of sovereignty over areas in which operations are conducted, transactions occur, or counterparties are located; and

- the unexpected credit rating downgrade of countries in which our LNG customers are based.

As our reporting currency is the U.S. dollar, any operations conducted outside the U.S. or transactions denominated in foreign currencies would face additional risks of fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. In addition, we would be subject to the impact of foreign currency fluctuations and exchange rate changes on our financial reports when translating our assets, liabilities, revenues and expenses from operations or transactions outside of the U.S. into U.S. dollars at the then-applicable exchange rates. These translations could result in changes to our results of operations from period to period.

Costs for the Terminal and CCS projects are subject to various factors.

Construction costs for the Terminal and CCS projects will be subject to various factors such as economic and market conditions, government policy, claims and litigation risk, competition, the final terms of any definitive agreement for services with EPC service providers, change orders, delays in construction, legal and regulatory requirements, unanticipated regulatory delays, site issues, increased component and material costs, escalation of labor costs, labor disputes, increased spending to maintain construction schedules and other factors. In particular, costs for the Terminal are expected to be substantially affected by:

- global prices of nickel, steel, concrete, pipe, aluminum and other component parts of the Terminal or CCS projects and the contractual terms upon which our contractors are able to source and procure required materials;

- any U.S. import tariffs or quotas on steel, aluminum, pipe or other component parts of the Terminal or CCS projects, which may raise the prices of certain materials used in the Terminal;

- commodity and consumer prices (principally, natural gas, crude oil and fuels that compete with them in our target markets) on which our economic assumptions are based;

- the exchange rate of the U.S. Dollar with other currencies;

- changes in regulatory regimes in the U.S. and the countries to which we will be authorized to sell LNG;

- changes in regulatory regimes in the U.S. and the countries that seek to develop and regulate a market for the trading of global carbon capture credits;

- levels of competition in the U.S. and worldwide;

- changes in the tax regimes in the countries to which we sell LNG or in which we operate;

- cost inflation relating to the personnel, materials and equipment used in our operations;

- delays caused by events of force majeure or unforeseeable climatic events;

- interest rates; and

- synergy benefits associated with the development of multiple phases of the Terminal using identical design and construction philosophies.

In addition to our willingness to make a FID and our ability to construct the Terminal and achieve operations, events related to such activities may cause actual costs of the Terminal to vary from the range, combination and timing of assumptions used for projected costs of the Terminal. Such variations may be material and adverse, and an investor may lose all or a portion of its investment.

We will be dependent on third-party contractors for the successful completion of the Terminal and CCS projects, and these contractors may be unable to complete the Terminal or CCS projects or may build a non-conforming Terminal or CCS projects.

The construction of the Terminal is expected to take several years, will be confined to a limited geographic area and could be subject to delays, cost overruns, labor disputes and other factors that could adversely affect financial performance or impair our ability to execute our scheduled business plan.

Timely and cost-effective completion of the Terminal and our CCS projects in conformity with agreed-upon specifications will be highly dependent upon the performance of third-party contractors pursuant to their agreements. However, with respect to CCS projects, we have not yet entered into definitive agreements with certain of the contractors, advisors and consultants necessary for the development and construction of each CCS project. We may not be able to successfully enter into such construction agreements on terms or at prices that are acceptable to us.

Further, faulty construction that does not conform to our design and quality standards may have an adverse effect on our business, results of operations, financial condition and prospects. For example, improper equipment installation may lead to a shortened life of our equipment, increased operations and maintenance costs or a reduced availability or production capacity of the affected facility. The ability of our third-party contractors to perform successfully under any agreements to be entered into is dependent on a number of factors, including force majeure events and such contractors' ability to:

- design, engineer and receive critical components and equipment necessary for the Terminal and CCS projects to operate in accordance with specifications and address any start-up and operational issues that may arise in connection with the commencement of commercial operations;

- attract, develop and retain skilled personnel and engage and retain third-party subcontractors, and address any labor issues that may arise;

- post required construction bonds and comply with the terms thereof, and maintain their own financial condition, including adequate working capital;

- adhere to any warranties the contractors provide in their EPC contracts; and

- respond to difficulties such as equipment failure, delivery delays, schedule changes and failure to perform by subcontractors, some of which are beyond their control, and manage the construction process generally, including engaging and retaining third-party contractors, coordinating with other contractors and regulatory agencies and dealing with inclement weather conditions.

Furthermore, we may have disagreements with our third-party contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under the related contracts, resulting in a contractor's unwillingness to perform further work on the relevant project. We may also face difficulties in commissioning a newly constructed facility at the Terminal. Any of the foregoing issues or significant project delays in the development or construction of the Terminal and, to the extent applicable, CCS projects could materially and adversely affect our business, results of operations, financial condition and prospects.

Our ability to generate cash is substantially dependent upon us entering into satisfactory contracts with third parties and the performance of those third parties under those contracts.

We have entered into a limited number of commercial arrangements with customers for products and services from the Terminal, each of which is subject to preconditions including the Terminal becoming operational, and third parties desiring to install our CCS systems in their industrial facilities. We also have not entered into, and may never be able to enter into, satisfactory commercial arrangements with third-party suppliers of feedstock or other required supplies to the Terminal.

Our business strategy regarding how and when the Terminal's export capacity or, LNG produced by the Terminal, or CCS systems are marketed may change based on market factors. Without limitation, our business strategy may change due to inability to enter into agreements with customers or based on our or market participants' views regarding future supply and demand of LNG, prices, available worldwide natural gas liquefaction capacity or regasification capacity, the availability and efficiency of a market for carbon capture credits or other factors. If efforts to market the Terminal's export capacity, LNG produced by the Terminal, or our CCS systems are not successful, our business, results of operations, financial condition and prospects may be materially and adversely affected.

Our exposure to the performance and credit risks of counterparties may adversely affect our operating results, liquidity and access to financing.

Our operations involve our entering into various construction, purchase and sale, supply and other transactions with numerous third parties. In such arrangements, we will be exposed to the performance and credit risks of our counterparties, including the risk that one or more counterparties fail to perform their obligations under the applicable agreement. Some of these risks may increase during periods of commodity price volatility. In some cases, we will be dependent on a single counterparty or a small group of counterparties, all of whom may be similarly affected by changes in economic and other conditions. These risks include, but are not limited to, risks related to the construction discussed above in "*We will be dependent on third-party contractors for the successful completion of the Terminal and CCS projects, and these contractors may be unable to complete the Terminal or CCS projects or may build a non-conforming Terminal or CCS projects.*" Defaults by suppliers, customers and other counterparties may adversely affect our operating results, liquidity and access to financing.

Our construction and operations activities will be subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Siting, development and construction of the Terminal and CCS projects will be subject to the risks of delay or cost overruns inherent in any construction project resulting from numerous factors, including, but not limited to, the following:

- difficulties or delays in obtaining, or failure to obtain, sufficient debt or equity financing on reasonable terms;

- failure to obtain all necessary government and third-party permits, approvals and licenses for the construction and operation of the Terminal and CCS projects;

- failure to obtain commercial agreements that generate sufficient revenue to support the financing and construction of the Terminal or CCS projects;

- difficulties in engaging qualified contractors necessary to the construction of the contemplated Terminal or CCS projects;

- shortages of equipment, materials or skilled labor;

- natural disasters and catastrophes, such as hurricanes, explosions, fires, floods, industrial accidents and terrorism;

- delays in the delivery of ordered materials;

- work stoppages and labor disputes;

- competition with other domestic and international LNG export terminals;

- unanticipated changes in domestic and international market demand for and supply of natural gas and LNG, which will depend in part on supplies of and prices for alternative energy sources and the discovery of new sources of natural resources;

- insufficiency in domestic and international market demand for verified carbon capture credits;

- unexpected or unanticipated additional improvements; and

- adverse general economic conditions.

Delays beyond the estimated development periods, as well as cost overruns, could increase the cost of completion beyond the amounts that are currently estimated, which could require us to obtain additional sources of financing to fund the activities until the Terminal is constructed and operational, which could cause further delays. The need for additional financing may also make the Terminal uneconomic. Any delay in completion of the Terminal may also cause a delay in the receipt of revenues projected from the Terminal or cause a loss of one or more customers. As a result, any significant construction delay, whatever the cause, could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Terminal operations will be subject to all of the hazards inherent in the receipt and processing of natural gas to LNG, and associated short-term storage including:

- damage to pipelines and plants, related equipment, loading terminal, and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters, acts of terrorism and acts of third parties;

- damage from subsurface and/or waterway activity (for example, sedimentation of shipping channel access);

- leaks of natural gas, natural gas liquids, or oil or losses of natural gas, natural gas liquid, or oil as a result of the malfunction of equipment or facilities;

- fires, ruptures and explosions;

- other hazards that could also result in personal injury and loss of life, pollution and suspension of operations; and

- hazards experienced by other operators that may affect our operations by instigating increased regulations and oversight.

Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

- injury or loss of life;

- damage to and destruction of property, natural resources and equipment;

- pollution and other environmental damage;

- regulatory investigations and penalties;

- suspension of our operations;

- failure to perform contractual obligations; and

- repair and remediation costs.

Due to the scale of the Terminal, we may encounter capacity limits in insurance markets, thereby limiting our ability to economically obtain insurance with our desired level of coverage limits and terms. With respect to the Terminal or CCS projects, we may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, contractual liabilities and pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We may experience increased labor costs, and the unavailability of skilled workers or our failure to attract and retain qualified personnel could adversely affect us. In addition, changes in our senior management or other key personnel could affect our business operations.

We are dependent upon the available labor pool of skilled employees authorized to work in the U.S. We compete with other energy companies and other employers to attract and retain qualified personnel with the technical skills and experience required to construct and operate our facilities and pipelines and to provide our customers with the highest quality service. A shortage in the labor pool of skilled workers able to legally work in the U.S. or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain qualified personnel and could require an increase in the wage and benefits packages that we offer, thereby increasing our operating costs. Any increase in our operating costs could materially and adversely affect our business, financial condition, operating results, liquidity and prospects.

We depend on our executive officers for various activities. We do not maintain key person life insurance policies on any of our personnel. Although we have arrangements relating to compensation and benefits with certain of our executive officers, we do not have any employment contracts or other agreements with key personnel binding them to provide services for any particular term. The loss of the services of any of these individuals could have a material adverse effect on our business.

Technological innovation, competition or other factors may negatively impact our anticipated competitive advantage or our processes.

Our success will depend on our ability to create and maintain a competitive position in the natural gas liquefaction and carbon capture and storage industries. We do not have any exclusive rights to any of the liquefaction technologies that we will be utilizing in the Terminal. In addition, the LNG technology we anticipate using in the Terminal may face competition due to the technological advances of other companies or solutions, including more efficient and cost-effective processes or entirely different approaches developed by one or more of our competitors or others. Although we have applied for and obtained patents relating to our CCS processes and rely on other procedures to protect our intellectual property, we may be unable to prevent third parties from utilizing our intellectual property; see "— *We depend on our intellectual property for our CCS projects, and our failure to protect that intellectual property could adversely affect the future growth and success of our CCS business.*"

Continuing technological changes in the market for carbon capture solutions could make our CCS projects less competitive or obsolete, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our CCS offerings to address the changing needs of the carbon capture markets. Delays in introducing enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to utilize competing projects or solutions.

We depend on our intellectual property for our CCS projects, and our failure to protect that intellectual property could adversely affect the future growth and success of our CCS business.

We rely on a combination of internal procedures, nondisclosure agreements, licenses, patents, trademarks and copyright law to protect our intellectual property and know-how. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. For example, we frequently explore and evaluate potential relationships and projects with other parties, which often require that we provide the potential partner with confidential technical information.

While confidentiality agreements are typically put in place, there is a risk the potential partner could violate the confidentiality agreement and use our technical information for its own benefit or the benefit of others or compromise the confidentiality. We have applied for and obtained some U.S. patents and will continue to evaluate the registration of additional patents, as appropriate. We cannot guarantee that any of our pending applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. A failure to obtain registrations in the United States or elsewhere could limit our ability to protect our proprietary processes and could impede our business. Further, the protection of our intellectual property may require expensive investment in protracted litigation and the investment of substantial management time and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation.

In addition, we may be unable to prevent third parties from using our intellectual property rights and know-how without our authorization or from independently developing intellectual property that is the same as or similar to ours. The unauthorized use of our know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our CCS business or increase our expenses as we attempt to enforce our rights.

Failure of exported LNG to be a competitive source of energy for international markets could adversely affect our customers and could materially and adversely affect our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Operations of the Terminal will be dependent upon our ability to deliver LNG supplies from the U.S., which is primarily dependent upon LNG being a competitive source of energy internationally. The success of the Terminal is dependent, in part, on the extent to which LNG can, for significant periods and in significant volumes, be supplied from North America and delivered to international markets at a lower cost than the cost of alternative energy sources. Through the use of improved exploration technologies, additional sources of natural gas may be discovered outside the U.S., which could increase the available supply of natural gas outside the U.S. and could result in natural gas in those markets being available at a lower cost than that of LNG exported to those markets.

Additionally, the Terminal will be subject to the risk of LNG price competition at times when we need to replace any existing LNG sale and purchase contract, whether due to natural expiration, default or otherwise, or enter into new LNG sale and purchase contracts. Factors relating to competition may prevent us from entering into a new or replacement LNG sale and purchase contract on economically comparable terms as prior LNG sale and purchase contracts, or at all. Factors which may negatively affect potential demand for LNG from our liquefaction projects are diverse and include, among others:

- increases in worldwide LNG production capacity and availability of LNG for market supply;

- decreases in demand for LNG or increases in demand for LNG, but at levels below those required to maintain current price equilibrium with respect to supply;

- increases in the cost of natural gas feedstock supplied to any project;

- decreases in the cost of competing sources of natural gas or alternate sources of energy such as coal, heavy fuel oil, diesel, nuclear, hydroelectric, wind and solar;

- decrease in the price of non-U.S. LNG, including decreases in price as a result of contracts indexed to lower oil prices;

- increases in capacity and utilization of nuclear power and related facilities;

- increases in the cost of LNG shipping; and

- displacement of LNG by pipeline natural gas or alternate fuels in locations where access to these energy sources is not currently available.

Political instability in foreign countries that import natural gas, or strained relations between such countries and the U.S. may also impede the willingness or ability of LNG suppliers, purchasers and merchants in such countries to import LNG from the U.S. Furthermore, some foreign purchasers of LNG may have economic or other reasons to obtain their LNG from non-U.S. markets or our competitors' liquefaction facilities in the U.S.

As a result of these and other factors, LNG may not be a competitive source of energy internationally. The failure of LNG to be a competitive supply alternative to local natural gas, oil and other alternative energy sources in markets accessible to our customers could adversely affect the ability of our customers to deliver LNG from the U.S. on a commercial basis. Any significant impediment to the ability to deliver LNG from the U.S. generally or from the Terminal specifically could have a material adverse effect on our customers and our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Decreases in the global demand for and price of natural gas (versus the price of imported LNG) could lead to reduced development of LNG projects worldwide.

We are subject to risks associated with the development, operation and financing of domestic LNG facilities. The development of domestic LNG facilities and projects is generally based on assumptions about the future price of natural gas and LNG and the conditions of the global natural gas and LNG markets. Natural gas and LNG prices have been, and are likely to remain in the future, volatile and subject to wide fluctuations that are difficult to predict. As a result, our activities will expose us to risks of commodity price movements, which we believe could be mitigated by entering into long-term LNG sales contracts. There can be no assurance that we will be successful in entering into long-term LNG sales contracts. Additionally, the global LNG market could shift toward the use of shorter-term LNG sales contracts.

Fluctuations in commodity prices may create a mismatch between natural gas and petroleum prices, which could have a significant impact on our future revenues. Commodity prices and volumes are volatile due to many factors over which we have no control, including competing liquefaction capacity in North America; the international supply and receiving capacity of LNG; LNG marine transportation capacity; weather conditions affecting production or transportation of LNG from the Terminal; domestic and global demand for natural gas; the effect of government regulation on the production, transportation and sale of natural gas; oil and natural gas exploration and production activities; the development of and changes in the cost of alternative energy sources for natural gas and political and economic conditions worldwide.

Our activities are also dependent on the price and availability of materials for the construction of the Terminal, such as nickel, aluminum, pipe, and steel, which may be subject to import tariffs in the U.S. market and are all also subject to factors affecting commodity prices and volumes. In addition, authorities with jurisdiction over wholesale power rates in the U.S., Europe and elsewhere, as well as independent system operators overseeing some of these markets, may impose price limitations, bidding rules and other mechanisms which may adversely impact or otherwise limit trading margins and lead to diminished opportunities for gain. We cannot predict the impact energy trading may have on our business, results of operations or financial condition.

Further, the development of the Terminal takes a substantial amount of time, requires significant capital investment, may be delayed by unforeseen and uncontrollable factors and is dependent on our financial viability and ability to market LNG internationally.

The reduction or elimination of government incentives could adversely affect our business, financial condition, future results and cash flows.

We expect our CCS projects, following successful construction and deployment, to generate revenue from a combination of sources, including fees from source facilities, government incentives and carbon credits. Government incentives include federal income tax credits under Section 45Q of the Internal Revenue Code, which currently provides a federal income tax credit per metric ton of carbon captured and permanently stored. The availability of these government incentives have a significant effect on the economics and viability of our CCS projects, and any reduction or elimination of such incentives could adversely affect the growth of our CCS business, our financial condition and our future results.

Competition in the industries in which we operate is intense, and some of our competitors have greater financial, technological and other resources.

We plan to operate in the highly competitive area of LNG production and face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies and utilities.

Many competing companies have secured access to, or are pursuing development or acquisition of, LNG facilities and deployment of carbon capture processes in North America. We may face competition from major energy companies and others in pursuing our proposed business strategy. Some of these competitors have longer operating histories, more development experience, greater name recognition, superior tax incentives, more employees and substantially greater financial, technical and marketing resources than we currently possess. NEXT Carbon Solutions will compete with other providers of CCS services, traditional original end manufacturers, EPC firms and midstream transportation and storage companies in offering CCS solutions. Our competitors in the CCS space may have greater financial, technical and marketing resources than we currently possess. The superior resources that some of these competitors have available for deployment could allow them to compete successfully against us, which could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

There may be shortages of LNG vessels worldwide, which could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

The construction and delivery of LNG vessels requires significant capital and long construction lead times, and the availability of the vessels could be delayed to the detriment of our business and customers due to the following:

- an inadequate number of shipyards constructing LNG vessels and a backlog of orders at these shipyards;

- political or economic disturbances in the countries where the vessels are being constructed;

- changes in governmental regulations or maritime self-regulatory organizations;

- work stoppages or other labor disturbances at the shipyards;

- bankruptcies or other financial crises of shipbuilders;

- quality or engineering problems;

- weather interference or catastrophic events, such as a major earthquake, tsunami, or fire; or

- shortages of or delays in the receipt of necessary construction materials.

We will rely on third-party engineers to estimate the future capacity ratings and performance capabilities of the Terminal and CCS projects, and these estimates may prove to be inaccurate.

We will rely on third parties for the design and engineering services underlying our estimates of the future capacity ratings and performance capabilities of the Terminal and CCS projects. Any of such facilities, when constructed, may not have the capacity ratings and performance capabilities that we intend or estimate. Failure of any of our facilities to achieve our intended capacity ratings and performance capabilities could prevent us from achieving the commercial start dates or otherwise impact the generation of revenue under our future commercial agreements and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Carbon credit markets may not develop as quickly or efficiently as we anticipate or at all.

The continued development of global carbon credit marketplaces will be crucial for the successful deployment of our CCS processes, as we expect carbon credits to be a significant source of future revenue. The efficiency of the voluntary carbon credit market is currently affected by several concerns, including insufficiency of demand, the risk that reduction credits could be counted multiple times and a lack of standardization of credit verification. Delayed development of global carbon credit market could negatively impact the commercial viability of our CCS projects and could limit the growth of the business and adversely impact our financial condition and future results.

The operation of the Terminal and any CCS project may be subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities and losses that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

The plan of operations for the Terminal is subject to the inherent risks associated with LNG operations, including explosions, pollution, release of toxic substances, fires, hurricanes and other adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations and/or result in damage to or destruction of the Terminal and assets or damage to persons and property. These risks may similarly affect CCS projects and their host facilities.

We do not, nor do we intend to, maintain insurance against all these risks and losses. We may not be able to maintain desired or required insurance in the future at rates that we consider reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We are dependent on a limited number of customers for the purchase of LNG.

The number of potential customers is limited. Some potential purchasers of the LNG to be produced from the Terminal are new to the LNG business and have limited experience in the industry. We will be reliant upon the ability of these customers to enter into satisfactory downstream arrangements in their home markets for the licenses to import and sell re-gasified LNG. Some of these jurisdictions are heavily regulated and dominated by state entities. In certain instances, customers may require credit enhancement measures in order to satisfy project-financing requirements.

Objections from local communities or environmental groups can delay the Terminal.

Some local communities and/or environmental groups have voiced opposition to the proposed construction and operation of the Terminal as negatively impacting the environment, wildlife, cultural heritage sites or the public health of residents. Objections from local communities or environmental groups could cause delays, limit access to or increase the cost of construction capital, cause reputational damage and impede us in obtaining or renewing permits. For instance, environmental activists have attempted to intervene in the permitting process of the Terminal and persuade regulators to deny necessary permits or seek to overturn permits that have been issued. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to not proceed with the development of the Terminal.

The Terminal will be dependent on the availability of gas supply at the Agua Dulce supply area.

The Pipeline is expected to collect and transport natural gas to the Terminal. The header system at the upstream end of the Pipeline is expected to have multiple interconnects to the existing natural gas pipeline grid located in the Agua Dulce supply area (the "Agua Dulce Hub"). The Agua Dulce Hub includes deliveries from, but not limited to, ConocoPhillips' 1,100-mile South Texas intrastate and gas gathering pipeline system and ExxonMobil's 925 MMcf/d King Ranch processing facility. As the Pipeline system interconnects are expected to be relatively close to the Agua Dulce Hub, it is expected that gas will be available for purchase in large volumes at commercially acceptable prices. Nonetheless, disruptions in upstream supply sources or increased market demand could impact the availability of gas supply to the Pipeline header system, which would result in curtailments at the Terminal.

Each liquefaction train for the Terminal is expected to involve the transportation and liquefaction of approximately 0.9 Bcf/day of natural gas, for a total of 4.5 Bcf/day for five liquefaction trains at full build-out. Gas sales agreements for the supply of these volumes could entail negotiations with multiple parties for firm and interruptible gas supply and transportation services to the Pipeline header system, as well as pipeline interconnects and ancillary operational agreements. Delays caused by third parties in the course of negotiating agreements and constructing the required interconnects could delay the start of commercial operations for the Terminal.

Litigation could expose us to significant costs and adversely affect our business, financial condition, and results of operations.

We are, or may become, party to various lawsuits, arbitrations, mediations, regulatory proceedings and claims, which may include lawsuits, arbitrations, mediations, regulatory proceedings or claims relating to commercial liability, product recalls, product liability, product claims, employment matters, environmental matters, breach of contract, intellectual property, indemnification, stockholder suits, derivative actions or other aspects of our business.

Litigation (including the other types of proceedings identified above) is inherently unpredictable, and although we may believe we have meaningful defenses in these matters, we may incur judgments or enter into settlements of claims that could have a material adverse effect on our business, financial condition, and results of operations. The costs of responding to or defending litigation may be significant and may divert the attention of management away from our strategic objectives. There may also be adverse publicity associated with litigation that may decrease customer confidence in our business or our management, regardless of whether the allegations are valid or whether we are ultimately found liable.

Risks Related to Governmental Regulation

The construction and operation of the Terminal remains subject to further governmental approvals, and some approvals may be subject to further conditions, review and/or revocation and other legal and regulatory risks, which may result in delays, increased costs or decreased cash flows.

We are required to obtain governmental approvals and authorizations to implement our proposed business strategy, which includes the design, construction and operation of the Terminal and the export of LNG from the U.S. to foreign countries. As described above under "Business− Governmental Permits, Approvals and Authorizations," the design, construction and operation of LNG export terminals is a highly regulated activity in the U.S., subject to a number of permitting requirements, regulatory approvals and ongoing safety and operational compliance programs. There is no guarantee that we will obtain or, if obtained, maintain these governmental authorizations, approvals and permits. Failure to obtain, or failure to obtain on a timely basis, or failure to maintain any of these governmental authorizations, approvals and permits could have a material adverse effect on our business, results of operations, financial condition and prospects.

Authorizations obtained from the FERC, the DOE and other federal and state regulatory agencies also contain ongoing conditions, and additional approval and permit requirements may be imposed. We do not know whether or when any such approvals or permits can be obtained, or whether any existing or potential interventions or other actions by third parties will interfere with our ability to obtain and maintain such permits or approvals. If we are unable to obtain and maintain the necessary approvals and permits, including as a result of untimely notices or filings, we may not be able to recover our investment in the Terminal. Additionally, government disruptions, such as a U.S. government shutdown, may delay or halt our ability to obtain and maintain necessary approvals and permits. There is no assurance that we will obtain and maintain these governmental permits, approvals and authorizations, or that we will be able to obtain them on a timely basis, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

In addition, some of these governmental authorizations, approvals and permits require extensive environmental review. Some groups have perceived, and other groups could perceive, that the proposed construction and operation of the Terminal could negatively impact the environment or cultural heritage sites. Objections from such groups could cause delays, damage to reputation and difficulties in obtaining governmental authorizations, approvals or permits or prevent the obtaining of such authorizations, approvals or permits altogether. Although the necessary authorizations, approvals and permits to construct and operate the Terminal may be obtained, such authorizations, approvals and permits may be subject to ongoing conditions imposed by regulatory agencies or may be subject to legal proceedings not involving us, which is customary for U.S. LNG projects.

The Terminal will be subject to a number of environmental laws and regulations that impose significant compliance costs, and existing and future environmental and similar laws and regulations could result in increased compliance costs, liabilities or additional operating restrictions.

Our business will be subject to extensive federal, state and local regulations and laws, including regulations and restrictions on discharges and releases to the air, land and water and the handling, storage and disposal of hazardous materials and wastes in connection with the development, construction and operation of the Terminal. Failure to comply with these regulations and laws could result in the imposition of administrative, civil and criminal sanctions.

These regulations and laws, which include the Clean Air Act, the Oil Pollution Act, the Clean Water Act and the Resource Conservation and Recovery Act, and analogous state and local laws and regulations, will restrict, prohibit or otherwise regulate the types, quantities and concentration of substances that can be released into the environment in connection with the construction and operation of our facilities. Additionally, these regulations and laws, including the National Environmental Policy Act, will require and have required us to obtain and maintain permits, with respect to our facilities, prepare environmental impact assessments, provide governmental authorities with access to our facilities for inspection and provide reports related to compliance. Violation of these laws and regulations could lead to substantial liabilities, fines and penalties, the denial or revocation of permits necessary for our operations, governmental orders to shut down our facilities or to capital expenditures related to pollution control or remediation equipment that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects. Federal and state laws impose liability, without regard to fault or the lawfulness of the original conduct, for the release of certain types or quantities of hazardous substances into the environment. As the owner and operator of the Terminal and CCS systems, we could be liable for the costs of cleaning up hazardous substances released into the environment and for damage to natural resources.

In addition, future federal, state and local legislation and regulations, such as regulations regarding greenhouse gas emissions, the transportation of LNG, and the sequestration of carbon dioxide may impose unforeseen burdens and increased costs on our business that could have a material adverse effect on our financial results. As an international shipper of LNG, our operations could also be impacted by environmental laws applicable under international treaties or foreign jurisdictions.

Unethical conduct and non-compliance with applicable laws could have a significant adverse effect on our business.

Incidents of unethical behavior, fraudulent activity, corruption or non-compliance with applicable laws and regulations could be damaging to our operations and reputation and may subject us to criminal and civil penalties or loss of operating licenses. We have implemented an anti-corruption policy which applies to all employees and contractors without exception and we are a member of TRACE International, an internationally recognized anti-bribery compliance organization. Our legal team screens potential partners, agents and advisors in multiple databases to which it has access and regularly conducts due diligence interviews with potential counterparties. Due to the global nature of the LNG business and the diversity of jurisdictions in which our customers operate, it is possible that a prospective counterparty could be accused of behavior that falls short of our expectations in this regard, leading to reputational damage and potential legal liabilities, notwithstanding our best efforts to prevent such behaviors.

Changes in legislation and regulations or interpretations thereof, such as those relating to the importation and exportation of LNG and incentives for reduction of emissions, could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects and could cause additional expenditures and delays in connection with the Terminal and CCS projects and their construction.

The laws, rules and regulations applicable to our business, including federal agencies' interpretations of and policies under such laws rules and regulations, are subject to change, either through new or modified regulations enacted on the federal, state or local level or by a change in policy of the agencies charged with enforcing such regulations. For example, the provisions of the Energy Policy Act of 2005 that codified the FERC's policy of not regulating the terms and conditions of service for LNG import or export facilities expired in 2015. Although the FERC has not indicated that it intends to depart from this policy, there can be no assurance it will not do so in the future. The nature and extent of any changes in these laws, rules, regulations and policies may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, such as those relating to (i) the liquefaction, storage, or regasification of LNG, or its transportation, and (ii) the capture of CO_2, its transportation and sequestration, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted and which may require us to limit substantially, delay or cease operations in some circumstances. Revised, reinterpreted or additional laws and regulations that result in increased compliance costs or additional operating costs and restrictions could have an adverse effect on our business, the ability to expand our business, including into new markets, results of operations, financial condition, liquidity and prospects.

In addition, our CCS systems may benefit from federal, state and local governmental incentives, mandates or other programs promoting the reduction of emissions. Any changes to or termination of these programs could reduce demand for our CCS systems, impair our ability to obtain financing, and adversely impact our business, financial condition and results of operations.

We may not be able to utilize any future federal income tax credits.

Our LNG and CCS activities are in the development stage and have not historically generated any revenue; consequently, as of December 31, 2022, we had significant deferred tax assets primarily resulting from net operating losses for federal income tax purposes. See Note 13 – *Income Taxes* in Notes to Consolidated Financial Statements. Any federal income tax credits that we become entitled to under Section 45Q or a successor provision will increase our net operating losses until such time as we generate taxable income that such federal income tax credits may be used to offset. There is no assurance that we will generate taxable income or otherwise be able to monetize the value represented by these federal income tax credits.

Our ability to utilize our net operating loss carryforwards (*"NOLs"*) may be limited as a result of ownership changes under Section 382 of the Code.

The Tax Reform Act of 1986 (as amended) contains provisions that limit the utilization of NOL and tax credit carryforwards if there has been a change in ownership as described in Section 382 of the Internal Revenue Code ("Section 382"). Such an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent or more of a corporation's common stock, applying certain look-through and aggregation rules, increases by more than 50 percentage points over such stockholders' lowest percentage ownership during the testing period, generally three years. Substantial changes in the Company's ownership have occurred that may limit or reduce the amount of

NOL carryforwards that the Company could utilize in the future to offset taxable income. At December 31, 2022, we had federal net operating loss ("NOL") carryforwards of approximately $175.4 million. Approximately $26.1 million of these NOL carryforwards will expire between 2034 and 2038.

Limitations imposed on our ability to use NOLs to offset future taxable income may cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect and could cause such NOLs and other tax attributes to expire unused. Similar rules and limitations may apply for state and foreign income tax purposes. If we experience such an ownership change, it is possible that a significant portion of our tax attributes could be limited for use to offset future taxable income.

Risks Relating to our Securities

Our common stock could be delisted from Nasdaq.

Our common stock is currently listed on Nasdaq. However, we cannot assure you that we will be able to comply with the continued listing standards of Nasdaq. If we fail to comply with the continued listing standards of Nasdaq, our common stock may become subject to delisting. If Nasdaq delists our common stock from trading on its exchange for failure to meet the continued listing standards, we and our stockholders could face significant material adverse consequences including:

- a limited availability of market quotations for our securities;

- a limited amount of analyst coverage; and

- a decreased ability for us to issue additional securities or obtain additional financing in the future.

The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future. Holders of our common stock could lose all or part of their investment.

The securities markets in general and our common stock have experienced significant price and volume volatility. The market price and trading volume of our common stock may continue to experience significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding our operations, business prospects or those of companies in our industry. In addition to the other risk factors discussed in this section, the price and volume volatility of our common stock may be affected by:

- domestic and worldwide supply of and demand for natural gas and corresponding fluctuations in the price of natural gas;

- fluctuations in our quarterly or annual financial results or those of other companies in our industry;

- issuance of additional equity securities which causes further dilution to stockholders;

- sales of a high volume of shares of our common stock by our stockholders (including sales by our directors, executive officers, and other employees) or the perception or expectation that such sales may occur;

- short sales, hedging, and other derivative transactions on shares of our common stock;

- the volume of shares of our common stock available for public sale;

- operating and stock price performance of companies that investors deem comparable to us;

- events affecting other companies that the market deems comparable to us;

- changes in government regulation or proposals applicable to us;

- actual or potential non-performance by any customer or a counterparty under any agreement;

- announcements made by us or our competitors of significant contracts;

- changes in accounting standards, policies, guidance, interpretations or principles;

- general conditions in the industries in which we operate;

- general economic conditions; and

- the failure of securities analysts to cover our common stock or changes in financial or other estimates by analysts.

The stock prices of companies in the LNG industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Following periods of volatility in the market price of a company's securities, securities class action litigation often has been initiated against a company. If any class action litigation is initiated against us, we may incur substantial costs and our management's attention may be diverted from our operations, which could materially adversely affect our business and financial condition.

Raising additional capital may cause dilution to existing stockholders, restrict our operations or require us to relinquish rights. Additionally, sales of a substantial number of shares of our common stock or other securities in the public market could cause our stock price to fall.

We may seek the additional capital necessary to fund our operations through public or private equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing stockholders' ownership interests will be diluted, and the terms may include liquidation or other preferences that adversely affect their rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. In addition, sales of a substantial number of shares of our common stock or other securities in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Our Second Amended and Restated Certificate of Incorporation grants our board of directors the power to designate and issue additional shares of common and/or preferred stock.

Our authorized capital consists of 480,000,000 shares of common stock and 1,000,000 shares of preferred stock. Our preferred stock may be designated into series pursuant to authority granted by our Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), and on approval from our board of directors (the "Board of Directors" or "Board"). 166,364 shares of preferred stock have been designated as Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), 166,364 shares of preferred stock have been designated as Series B Convertible Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock"), and 166,364 shares of preferred stock have been designated as Series C Convertible Preferred Stock, par value $0.0001 per share (the "Series C Preferred Stock" and together with the Series A Preferred Stock and Series B Preferred Stock, the "Convertible Preferred Stock"), in each case which are convertible into shares of common stock upon the occurrence of certain events. The Board of Directors, without any action by our common stockholders, may designate and issue additional shares of preferred stock in such classes or series as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights, subject to the limitations of the Convertible Preferred Stock as further described in the risk factor titled "*Holders of the Convertible Preferred Stock have certain voting and other rights that may adversely affect holders of our common stock, and the holders of Convertible Preferred Stock may have different interests from and vote their shares in a manner deemed adverse to, holders of our common stock.*" The rights of holders of other classes or series of stock that may be issued could be superior to the rights of holders of our common stock. The designation and issuance of shares of capital stock having preferential rights could adversely affect other rights appurtenant to shares of our common stock.

The dividend, liquidation, and redemption rights of the holders of the Convertible Preferred Stock may adversely affect our financial position and the rights of the holders of our common stock.

At March 2, 2023, we had 85,454 shares of Series A Preferred Stock, 81,629 shares of Series B Preferred Stock, and 61,156 shares of Series C Preferred Stock outstanding. The shares of Convertible Preferred Stock bear dividends at a rate of 12% per annum, which are cumulative and accrue daily from the date of issuance on the $1,000 stated value. Such dividends are payable quarterly and may be paid in cash or in-kind. No dividends may be paid to holders of our common stock while accumulated dividends remain unpaid on the Convertible Preferred Stock.

Further, we are required, on the earlier of (i) ten (10) business days following a FID Event (as defined in the certificates of designations of the Convertible Preferred Stock) and (ii) the date that is the tenth (10th) anniversary of the closings of the issuances of the Convertible Preferred Stock, as applicable, to convert all of the (i) the Series A Preferred Stock into shares of Company common stock at a conversion price of $5.48 per share of Company common stock, (ii) the Series B Preferred Stock into shares of Company common stock at a conversion price of $5.53 per share of Company common stock and (iii) the

Series C Preferred Stock into shares of Company common stock at a weighted average conversion price of $2.98 per share of Company common stock, with such conversion prices in each case calculated as of December 31, 2022. The conversion of the Convertible Preferred Stock would directly dilute the holders of our common stock. In the event we are liquidated while shares of Convertible Preferred Stock are outstanding, holders of Convertible Preferred Stock will be entitled to receive a preferred liquidation distribution, plus any accumulated and unpaid dividends, before holders of our common stock receive any distributions.

Holders of the Convertible Preferred Stock have certain voting and other rights that may adversely affect holders of our common stock, and the holders of Convertible Preferred Stock may have different interests from and vote their shares in a manner deemed adverse to, holders of our common stock.

The holders of Convertible Preferred Stock vote on an "as-converted" basis with the holders of our common stock on all matters brought before the holders of our common stock. In addition, prior to the conversion of the Convertible Preferred Stock, the consent of the holders of at least a majority of each of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock then outstanding, in each case voting together as a single class, will be required for the Company to take certain actions, including, among others, (i) authorizing, creating or approving the issuance of any shares, or of any security convertible into, or convertible or exchangeable for shares of, senior to the Convertible Preferred Stock; (ii) authorizing, creating or approving the issuance of any shares of, or of any security convertible into, or convertible or exchangeable for shares of, Parity Stock (as defined in the certificates of designations of the Convertible Preferred Stock), subject to certain exceptions; (iii) adversely affecting the rights, preferences or privileges of the Convertible Preferred Stock, as applicable, subject to certain exceptions; (iv) amending, altering or repealing any of the provisions of the Certificate of Incorporation in a manner that would adversely affect the powers, designations, preferences or rights of the Convertible Preferred Stock, as applicable; or (v) amending, altering or repealing any of the provisions of the certificates of designations of the Convertible Preferred Stock, as applicable. Further, the holders of Convertible Preferred Stock have the right to purchase their pro rata share of any future issuance of preferred stock of the Company.

The holders of Convertible Preferred Stock may have different interests from the holders of our common stock and could vote their shares in a manner deemed adverse to the holders of our common stock.

Our largest stockholders will substantially influence our Company for the foreseeable future, including the outcome of matters requiring shareholder approval, and such control may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

As of March 2, 2023, affiliates of York Capital Management, L.P., Valinor Capital Partners, L.P. Bardin Hill Investment Partners LP, HGC NEXT INV LLC and Ninteenth Investment Company (collectively, the "Funds") beneficially own, in the aggregate, approximately 67% of the combined voting power of our outstanding shares of preferred stock and common stock. Additionally, three members of our Board of Directors are affiliated with certain of the Funds. As a result, the Funds have the ability to influence the election of our directors and the outcome of corporate actions requiring shareholder approval, such as: (i) a merger or a sale of our Company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other shareholders and be disadvantageous to our shareholders with interests different from those entities and individuals. The Funds also have significant control over our business, policies and affairs by their affiliates serving as directors of our Company. They may also exert influence in delaying or preventing a change in control of the Company, even if such change in control would benefit the other stockholders of the Company. In addition, the significant concentration of stock ownership may adversely affect the market value of the Company's common stock due to investors' perception that conflicts of interest may exist or arise.

The exercise of outstanding warrants may have a dilutive effect on our common stock.

We issued warrants together with the issuances of our Convertible Preferred Stock (the "Common Stock Warrants"). As of December 31, 2022, the outstanding Common Stock Warrants represented the right to acquire in the aggregate a number of shares of our common stock equal to approximately 71 basis points (0.71%) of all outstanding shares of Company common stock, measured on a fully diluted basis, on the applicable exercise date with a strike price of $0.01 per share.

The Common Stock Warrants have a fixed three-year term that commenced on the closings of the issuances of the associated Convertible Preferred Stock. The Common Stock Warrants may only be exercised by holders of the Common Stock Warrants at the expiration of such three-year term, except that the Company can force the exercise of the Common Stock Warrants prior to expiration of such term if the volume weighted average trading price of shares of common stock for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of the conversion price of the Series A Preferred Stock and Series B Preferred Stock and, with respect to the Series B Warrants and Series C Warrants, the Company simultaneously elects to force a mandatory exercise of all other warrants then outstanding and un-exercised and held by any holder of parity stock.

To the extent the Common Stock Warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to the holders of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our common stock.

Provisions of our charter documents or Delaware law could discourage, delay or prevent us from being acquired even if being acquired would be beneficial to our stockholders and could make it more difficult to change management.

Provisions of the Certificate of Incorporation and our Amended and Restated Bylaws (the "Bylaws") may discourage, delay or prevent a merger, acquisition or other change in control that stockholders might otherwise consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our Board of Directors. Among other things, these provisions include:

- elimination of our stockholders' ability to call special meetings of stockholders;

- elimination of our stockholders' ability to act by written consent;

- an advance notice requirement for stockholder proposals and nominations for members of our Board of Directors;

- a classified Board of Directors, the members of which serve staggered three-year terms;

- the express authority of our Board of Directors to make, alter or repeal the Bylaws;

- the authority of our Board of Directors to determine the number of director seats on our Board of Directors; and

- the authority of our Board of Directors to issue preferred stock with such terms as it may determine.

In addition, the Certificate of Incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any claims, including (i) any derivative actions or proceedings brought on our behalf, (ii) any action asserting a claim of a breach of a fiduciary duty owed by, or any wrongdoing by, a director, officer or employee or (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws or (v) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision that is contained in the Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, operating results and financial condition.

Increasing attention to environmental, social and governance matters may impact our business, financial results or stock price and climate change concerns may pose challenges to our operating model.

In recent years, increasing attention has been given to corporate activities related to environmental, social and governance matters in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to ESG matters, including through the investment and voting practices of investment advisers, public pension funds, universities and other members of the investing community. These activities include increasing attention and demands for action related to climate change, promoting the use of substitutes to fossil fuel products, and encouraging the divestment of companies in the fossil fuel industry. These activities could negatively impact negotiations with potential customers or financial counterparties, reduce demand for our products, reduce our profits, increase the potential for investigations and litigation, impair our brand and have negative impacts on the price of our common stock and access to capital markets.

In October 2020, we announced that we have developed proprietary CCS processes, which we intend to deploy at the Terminal to significantly reduce its expected CO_2 emissions. However, the Terminal CCS project may ultimately be unsuccessful or, even if successful, may not satisfy the demands or expectations of certain members of the investing community focused on ESG matters.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings systems for evaluating companies on their approach to ESG matters. Recently, there has been an acceleration in investor demand for ESG investing opportunities, and many large institutional investors have committed to increasing the percentage of their portfolios that are allocated towards ESG-focused investments. As a result, there has been a proliferation of ESG-focused investment funds seeking ESG-oriented investment products. If we are unable to meet the ESG ratings or investment or lending criteria set by these investors and funds, we may lose investors, investors may allocate a portion of their capital away from us, our cost of capital may increase, the price of our common stock may be negatively impacted, and our reputation may also be negatively affected.

Furthermore, we also could face an increased risk of climate-related litigation suits with respect to our operations or disclosures. Claims have been made against certain energy companies alleging that greenhouse gas emissions from oil, gas and LNG operations constitute a public nuisance under federal and state law. Private individuals or public entities also could attempt to enforce environmental laws and regulations against us and could seek personal injury and property damages or other remedies. Additionally, governments and private parties are also increasingly filing suits, or initiating regulatory action, based on allegations that certain public statements regarding ESG-related matters by companies are false and misleading "greenwashing" campaigns that violate deceptive trade practices and consumer protection statutes or that climate-related disclosures made by companies are inadequate. Similar issues can also arise when aspirational statements such as net-zero or carbon neutrality targets are made without clear plans. Although we are not a party to any such climate-related or "greenwashing" litigation currently, unfavorable rulings against us in any such case brought against us in the future could significantly impact our operations and could have an adverse impact on our financial condition.

General Risk Factors

The COVID-19 pandemic, Russia-Ukraine conflict and other sources of volatility in the energy markets may materially and adversely affect our business, financial condition, operating results, cash flow, liquidity and prospects, including our efforts to reach a final investment decision with respect to the Terminal.

The COVID-19 pandemic has resulted in significant disruption globally. Actions taken by various governmental authorities, individuals and companies around the world to prevent the spread of COVID-19 have restricted travel, business operations, and the overall level of individual movement and in-person interaction across the globe. Furthermore, the impact of the pandemic, including its effect on the demand for natural gas, led to significant global economic contraction generally and in our industry in particular. Prospects for the development and financing of the Terminal are based in part on factors including global economic conditions that have been, and are likely to continue to be, adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has caused us to modify our business practices, including by restricting employee travel, requiring employees to work remotely and cancelling physical participation in meetings, events and conferences, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or otherwise be satisfactory to government authorities. If a number of our employees were to contract COVID-19 at the same time, our operations could be adversely affected.

In February 2022, Russia, one of the world's largest producers of natural gas, launched an invasion of Ukraine. These actions resulted in a number of countries, including the United States and members of the European Union, announcing sanctions against Russia. Additionally, the Nord Stream 2 gas pipeline project, which was built to provide 55 billion cubic meters of natural gas to Europe annually, has been affected by geopolitical issues and incurred damage that has been investigated as possible sabotage. The current geopolitical climate in Europe is unstable and conflict may further escalate. While it is difficult to anticipate the impact the sanctions announced to date may have on our operations, any further sanctions imposed or actions taken by the U.S. or other countries, and any retaliatory measures by Russia in response, such as restrictions on energy supplies from Russia to countries in the region, could have a significant and uncertain impact on the natural gas industry.

A sustained disruption in the capital markets from the COVID-19 pandemic or the Russia-Ukraine conflict, specifically with respect to the energy industry, could negatively impact our ability to raise capital. In the past, we have financed our operations by the issuance of equity and equity-based securities. However, we cannot predict when macro-economic disruption stemming from COVID-19 or outbreaks of variants of the virus or geopolitical uncertainty may occur. This macro-economic disruption may disrupt our ability to raise additional capital to finance our operations in the future, which could materially and adversely affect our business, financial condition and prospects, and could ultimately cause our business to fail.

The COVID-19 pandemic and Russia-Ukraine conflict may also have the effect of heightening many of the other risks described in this Annual Report on Form 10-K, such as risks related to the development of the CCS projects and the Terminal, including postponement in making a positive FID on the Terminal, doing business in foreign countries, obtaining governmental approvals, and exported LNG remaining a competitive source of energy for international markets, global demand for and price of natural gas, and fluctuation in the price of our common stock.

The extent to which COVID-19 ultimately impacts our business, results of operations and financial condition depends on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of COVID-19, its severity, the actions to contain COVID-19 or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Additionally, the ultimate outcome of Russia's invasion of Ukraine, including resulting tensions among the United States, North Atlantic Treaty Organization and Russia, disruption to the production and supply of natural gas throughout Europe, cyberwarfare and economic instability, could impact our operations or disrupt our ability to access the capital markets. The duration of the impact of the COVID-19 pandemic and the Russia-Ukraine conflict is uncertain, and we may continue to experience materially adverse impacts to our business as a result of their global economic impact, including any recession that has occurred or may occur in the future, and lasting effects on the price of natural gas.

Cyberattacks targeting systems and infrastructure used in our business may adversely impact our operations.

We depend on digital technology in many aspects of our business, including the processing and recording of financial and operating data, analysis of information, and communications with our employees and third parties. Cyberattacks on our systems and those of third-party vendors and other counterparties occur frequently and have grown in sophistication. A successful cyberattack on us or a vendor or other counterparty could have a variety of adverse consequences, including theft of proprietary or commercially sensitive information, data corruption, interruption in communications, disruptions to our existing or planned activities or transactions, and damage to third parties, any of which could have a material adverse impact on us. Further, as cyberattacks continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyberattacks.

Terrorist attacks, including cyberterrorism, or military campaigns involving us or our projects could result in delays in, or cancellation of, construction or closure of the Terminal.

A terrorist or military incident involving the Terminal or any industrial facility that hosts a CCS project may result in delays in, or cancellation of, construction of the Terminal or the relevant CCS project, which would increase our costs and prevent us from obtaining expected cash flows. A terrorist incident could also result in temporary or permanent closure of the Terminal or such host industrial facility, which could increase costs and decrease cash flows, depending on the duration of the closure. Operations at the Terminal and CCS projects could also become subject to increased governmental scrutiny that may result in additional security measures at a significant incremental cost. In addition, the threat of terrorism and the impact of military campaigns may lead to continued volatility in prices for natural gas that could adversely affect our business and customers, including the ability of our suppliers or customers to satisfy their respective obligations under our commercial agreements. Instability in the financial markets as a result of terrorism, including cyberterrorism, or war, including the Russia-Ukraine conflict, could also materially adversely affect our ability to raise capital. The continuation of these developments may subject our construction and operations to increased risks, as well as increased costs, and, depending on their ultimate magnitude, could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We currently lease approximately 38,300 square feet of office space for general and administrative purposes in Houston, Texas under a lease agreement that expires on December 31, 2023.

On March 6, 2019, Rio Grande entered into a lease agreement (the "Rio Grande Site Lease") with the Brownsville Navigation District of Cameron County, Texas ("BND") pursuant to which we have agreed to lease approximately 984 acres of land situated in Brownsville, Cameron County, Texas for the purposes of constructing, operating, and maintaining the Terminal and gas treatment and gas pipeline facilities. The initial term of the Rio Grande Site Lease is for 30 years (the "Primary Term"), which will commence on the date specified in a written notice by us to BND. We have the option to renew and extend the term of the Rio Grande Site Lease beyond the Primary Term for up to two consecutive renewal periods of ten years each provided that it has not caused an event of default under the Rio Grande Site Lease.

We do not own or lease any other real property that is materially important to our business. We believe that our current properties are adequate for our current needs and that additional office space will be available when and as needed.

Item 3.   Legal Proceedings

As of December 31, 2022, management was not aware of any claims or legal actions that, separately or in the aggregate, are likely to have a material adverse effect on the Company's financial position, results of operations or cash flows, although the Company cannot guarantee that a material adverse event will not occur.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, Holders and Dividends

Our common stock trades on Nasdaq under the symbol "NEXT."

As of March 2, 2023, 150.6 million shares of Company common stock were outstanding held by approximately 66 record owners. All shares of Company common stock held in street name are recorded in our stock register as being held by one stockholder.

We currently intend to retain earnings to finance the growth and development of our business and do not anticipate paying any cash dividends on Company common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our Board of Directors in light of our financial condition, capital requirements, earnings, prospects and any restrictions under any financing agreements, as well as other factors it deems relevant.

Purchase of Equity Securities by the Issuer

The following table summarizes stock repurchases for the three months ended December 31, 2022:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [2]	Total Number of Shares Purchased as a Part of Publicly Announced Plans	Maximum Number of Units That May Yet Be Purchased Under the Plans
October 2022	2,303	$6.59	—	—
November 2022	2,312	$6.73	—	—
December 2022	97,128	$4.43	—	—

[1] Represents shares of Company common stock surrendered to us by participants in our 2017 Omnibus Incentive Plan (the "2017 Plan") to settle the participants' personal tax liabilities that resulted from the lapsing of restrictions on shares awarded to the participants under the 2017 Plan.

[2] The price paid per share of Company common stock was based on the closing trading price of Company common stock on the dates on which we repurchased shares of Company common stock from the participants under the 2017 Plan.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction

The following discussion and analysis presents management's view of our business, financial condition and overall performance and should be read in conjunction with our Consolidated Financial Statements and the accompanying notes in "Financial Statements and Supplementary Data." This information is intended to provide investors with an understanding of our past performance, current financial condition and outlook for the future. Our discussion and analysis include the following subjects:

- Overview of Business

- Overview of Significant Events

- Liquidity and Capital Resources

- Contractual Obligations

- Results of Operations

- Summary of Critical Accounting Estimates

- Recent Accounting Standards

Overview of Business

NextDecade Corporation engages in development activities related to the liquefaction and sale of LNG and the capture and storage of CO_2 emissions. We have undertaken and continue to undertake various initiatives to evaluate, design and engineer the Terminal, including the Terminal CCS project, that we expect will result in demand for LNG supply at the Terminal, and other CCS projects that would be hosted at industrial source facilities.

Overview of Significant Events

LNG Sale and Purchase Agreements

In April 2022, we entered into a 20-year sale and purchase agreement with ENN for the supply of 1.5 mtpa of LNG indexed to Henry Hub on a free-on-board basis from the Terminal ("ENN LNG SPA"). The LNG supplied to ENN LNG will be from the first two trains at the Terminal. In December 2022, we executed an Amended and Restated ENN LNG SPA to increase the volume to 2.0 mtpa.

In April 2022, we entered into a 15-year SPA with ENGIE for the supply of 1.75 mtpa of LNG indexed to Henry Hub on a free-on-board basis from the Terminal. The LNG supplied to ENGIE will be from the first two trains at the Terminal.

In July 2022, we entered into a 20-year SPA with China Gas for the supply of 1.0 mtpa of LNG indexed to Henry Hub on a free-on-board basis from the Terminal. The LNG supplied to China Gas will be from the second train at the Terminal.

In July 2022, we entered into a 20-year SPA with Guangdong Energy for the supply of 1.0 mtpa of LNG indexed to Henry Hub delivered on an ex-ship basis from the Terminal. The LNG supplied to Guangdong Energy will be from the first train at the Terminal.

In July 2022, we entered into a 20-year SPA with EMLAP, an affiliate of ExxonMobil, for the supply of 1.0 mtpa of LNG indexed to Henry Hub delivered on a free-on-board basis from the Terminal. The LNG supplied to EMLAP will be from the first two trains at the Terminal.

In December 2022, we entered into a 20-year SPA with Galp for the supply of 1.0 mtpa of LNG indexed to Henry Hub on a free-on-board basis from the Terminal.

In January 2022, we entered into a 15-year SPA with Itochu Corporation for the supply of 1.0 mtpa of LNG indexed to Henry Hub on a free-on-board basis from the Terminal.

Each of the above SPAs becomes effective upon the satisfaction of certain conditions precedent, which include a positive final investment decision on the initial phase of the Terminal.

Rio Grande Site Lease

On March 6, 2019, Rio Grande entered into a lease agreement (the "Rio Grande Site Lease") with the Brownsville Navigation District of Cameron County, Texas (the "BND") for the lease by Rio Grande of approximately 984 acres of land situated in Brownsville, Cameron County, Texas for the purposes of constructing, operating, and maintaining (i) a liquefied natural gas facility and export terminal and (ii) gas treatment and gas pipeline facilities.

On April 20, 2022, Rio Grande and the BND amended the Rio Grande Site Lease to extend the effective date for commencing the Rio Grande Site Lease to May 6, 2023.

Engineering, Procurement and Construction ("EPC") Agreements

In April 2022, Rio Grande and Bechtel Energy Inc. (formerly known as Bechtel Oil, Gas and Chemicals, Inc., "Bechtel") amended each of the Trains 1 and 2 EPC Agreement and the Train 3 EPC Agreement to extend the respective contract validity to July 31, 2023.

In September 2022, Rio Grande and Bechtel amended each of the Trains 1 and 2 EPC Agreement and the Train 3 EPC Agreement. The amendments to the EPC Agreements primarily give effect to certain updated lump-sum, separated contract pricing components. As of the date of filing this Annual Report on Form 10-K, we estimate the lump-sum EPC cost to construct Trains 1-3 of the Terminal at approximately $11.5 billion. The final EPC lump-sum contract pricing for Trains 1-3 of the Terminal will be determined prior to an FID on Trains 1-3 and is subject to change, including if we do not issue a full notice to proceed to Bechtel on or before March 15, 2023, unless extended by mutual agreement of the parties thereto.

NEXT Carbon Solutions

On March 18, 2021, we announced the formation of NEXT Carbon Solutions. NEXT Carbon Solutions offers end-to-end CCS solutions for industrial facilities. Leveraging our team's years of engineering and project management experience, we have developed proprietary processes that lower the capital and operating costs of deploying CCS on industrial facilities. We expect to partner with customers to invest in the deployment of CCS to reduce and permanently store CO_2 emissions. We believe that integrating CCS with an industrial facility's operations has the potential to increase the value of the industrial facility. Through commercial agreements and by investment, NEXT Carbon Solutions looks to share in the value created from this integration.

In May 2022, we entered into an agreement with California Resources Corporation, whereby NEXT Carbon Solutions was engaged to perform a Front-end Engineering and Design ("FEED") study for the post combustion capture and compression of up to 95% of the CO_2 produced at the Elk Hills Power Plant. The FEED was successfully completed in the first quarter of 2023. California Resources Corporation and NEXT Carbon Solutions are continuing review of the FEED results and commercial discussions.

In June 2022, we entered into agreements with an energy infrastructure fund to perform preliminary FEED studies at two power generation facilities. Through performance of the preliminary FEED studies, we have generated cash proceeds of $1.0 million.

Private Placements of Company Common Stock

In April 2022, we sold 4,618,226 shares of Company common stock for gross proceeds of approximately $30 million to HGC NEXT INV LLC, as described in Note 9 - *Stockholders' Equity* in the Notes to Consolidated Financial Statements.

In September 2022, we sold 15,454,160 shares of Company common stock for gross proceeds of approximately $85 million. The Private Placement closed on September 19, 2022, as described in Note 9 - *Stockholders' Equity* in the Notes to Consolidated Financial Statements.

Private Placement of Series C Convertible Preferred Stock

In March 2022, we sold an aggregate of 10,500 shares of Series C Convertible Preferred Stock, par value $0.0001 per share (the "Series C Preferred Stock"), at $1,000 per share for an aggregate purchase price of $10.5 million and issued an additional 210 shares of Series C Preferred Stock in aggregate as origination fees. Warrants representing the right to acquire an aggregate number of shares of our common stock equal to approximately 14.91 basis points (0.1491%) of all outstanding shares of Company common stock, measured on a fully diluted basis, on the applicable exercise date with a strike price of $0.01 per share were issued together with the issuances of the Series C Preferred Stock.

For further descriptions of the Series C Preferred Stock and associated warrants, see Note 9 - *Preferred Stock and Common Stock Warrants* in the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Near Term Liquidity and Capital Resources

Our consolidated financial statements as of and for the year ended December 31, 2022 have been prepared on the basis that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Based on our balance of cash and cash equivalents of $62.8 million at December 31, 2022, there is substantial doubt about our ability to continue as a going concern within one year after the date that our consolidated financial statements were issued. Our ability to continue as a going concern will depend on managing certain operating and overhead costs and our ability to generate positive cash flows through equity, equity-based or debt financings. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty, which could have a material adverse effect on our financial condition.

We expect to spend approximately $15 million per month on development activities during 2023 and until a positive FID is made on the initial phase of the Terminal. Because our businesses and assets are in development, we have not historically generated significant cash flow from operations, nor do we expect to do so until the Terminal is operational or until we install CCS systems on third-party industrial facilities. We intend to fund development activities for the foreseeable future with cash and cash equivalents on hand and through the sale of additional equity, equity-based or debt securities in us or in our subsidiaries. There can be no assurance that we will succeed in selling equity or equity-based securities or, if successful, that the capital we raise will not be expensive or dilutive to stockholders.

Our primary cash needs have historically been funding development activities in support of the Terminal and our CCS projects, which include payments of initial direct costs of our Rio Grande site lease and expenses in support of engineering and design activities, regulatory approvals and compliance, commercial and marketing activities and corporate overhead. We spent approximately $81.0 million on such development activities during 2022, which we funded through our cash on hand and proceeds from the issuances of equity and equity-based securities. Our capital raising activities since January 1, 2022 have included the following:

In March 2022, we sold 10,500 shares of Series C Preferred Stock, at $1,000 per share for a purchase price of $10.5 million and issued an additional 210 shares of Series C Preferred Stock as origination fees.

In April 2022, we sold 4,618,226 shares of Company common stock for approximately $30 million.

In September 2022, we sold 15,454,160 shares of Company common stock for approximately $85 million.

In February 2023, we sold 5,835,277 shares of Company common stock for approximately $35 million.

Long Term Liquidity and Capital Resources

The Terminal will not begin to operate and generate significant cash flows unless and until the Terminal is operational, which is expected to be at least four years away, and the construction of the Terminal will require a significant amount of capital expenditure. CCS projects will similarly take an extended period of time to develop, construct and become operational and will require significant capital deployment. Based on our EPC Agreements with Bechtel, we currently estimate the aggregate lump-sum EPC cost to construct Trains 1-3 of the Terminal at approximately $11.5 billion. The final EPC lump-sum contract pricing for Trains 1-3 of the Terminal will be determined prior to an FID on Trains 1-3 and is subject to change, including if we do not issue a full notice to proceed to Bechtel on or before March 15, 2023, unless extended by mutual agreement of the parties thereto. We currently expect that the EPC costs and other long-term capital requirements for the Terminal and any CCS projects will be financed predominately through project financing and proceeds from future debt, equity-based, and equity offerings by us.

Construction of the Terminal and CCS projects would not begin until such financing has been obtained. As a result, our business success will depend, to a significant extent, upon our ability to obtain the funding necessary to construct the Terminal and any CCS projects, to bring them into operation on a commercially viable basis and to finance our staffing, operating and expansion costs during that process. There can be no assurance that we will succeed in securing additional debt and/or equity financing in the future to complete the Terminal or any CCS projects or, if successful, that the capital we raise will not be expensive or dilutive to stockholders. Additionally, if these types of financing are not available, we will be required to seek alternative sources of financing, which may not be available on terms acceptable to us, if at all.

Sources and Uses of Cash

The following table summarizes the sources and uses of our cash for the periods presented (in thousands):

| | Year Ended December 31, | |
	2022	2021
Operating cash flows	$ (40,076)	$ (17,960)
Investing cash flows	(40,888)	(18,534)
Financing cash flows	118,201	39,438
Net increase in cash and cash equivalents	37,237	2,944
Cash and cash equivalents – beginning of period	25,552	22,608
Cash and cash equivalents – end of period	$ 62,789	$ 25,552

Operating Cash Flows

Operating cash outflows during the years ended December 31, 2022 and 2021 were $40.1 million and $18.0 million, respectively. The increase in operating cash outflows in 2022 compared to 2021 was primarily due to an increase in employee costs and professional fees paid to consultants as we prepare for a positive FID on the initial phase of the Terminal.

Investing Cash Flows

Investing cash outflows during the years ended December 31, 2022 and 2021 were $40.9 million and $18.5 million, respectively. The investing cash outflows in 2022 were primarily the result cash used in the development of the Terminal of $33.8 million and cash used in the acquisition of other assets of $7.1 million. During the third quarter of 2022, we issued a limited notice to proceed to Bechtel to begin ramping up its personnel and initiate site preparation work; as a result, investing cash outflows increased in 2022 relative to 2021. The investing cash inflows in 2021 were primarily the result cash used in the development of the Terminal of $12.1 million and cash used in the acquisition of other assets of $6.4 million.

Financing Cash Flows

Financing cash inflows during the years ended December 31, 2022 and 2021 were $118.2 million and $39.4 million, respectively. Financing cash inflows in 2022 were primarily the result of proceeds from the sale of common stock of $115 million and sale of Series C Preferred Stock of $10.5 million, partially offset by equity issuance costs of $3.9 million and shares repurchased related to share-based compensation of $3.3 million. Financing cash inflows in 2021 were primarily the result of proceeds from the sale of Series C Preferred Stock of $39.5 million.

Contractual Obligations

We are committed to make cash payments in the future pursuant to certain of our contracts. The following table summarizes certain contractual obligations (in thousands) in place as of December 31, 2022:

	Total	2023	2024-2025	2026-2027	Thereafter
Operating lease obligations	$ 2,701	$ 2,039	$ 662	$ —	$ —
Rio Grande site lease	8,619	6,384	2,235	—	—
Other	305	84	141	80	—
Total	$ 11,625	$ 8,507	$ 3,038	$ 80	$ —

Operating lease obligations relate to our office space in Houston, Texas and Singapore.

Rio Grande site lease represents amounts due until the lease term commences.

A discussion of these obligations can be found at Note 6 – *Leases* and Note 14 – *Commitments and Contingencies* of our Notes to Consolidated Financial Statements.

Results of Operations

The following table summarizes costs, expenses and other income for the years ended December 31, 2022 and 2021 (in thousands):

| | Year Ended December 31, | | |
	2022	2021	Change
Revenues	$ —	$ —	$ —
General and administrative expenses	49,093	16,803	32,290
Development expense, net	4,101	1,615	2,486
Lease expense	1,119	905	214
Depreciation expense	162	184	(22)
Operating loss	(54,475)	(19,507)	(34,968)
Loss on Common Stock Warrant Liabilities	(5,747)	(2,533)	(3,214)
Other	151	1	150
Net loss attributable to NextDecade Corporation	(60,071)	(22,039)	(38,032)
Preferred stock dividends	(24,282)	(18,294)	(5,988)
Deemed dividends on Series A Convertible Preferred Stock	—	(63)	63
Net loss attributable to common stockholders	$ (84,353)	$ (40,396)	$ (43,957)

Our consolidated net loss was $60.1 million, or $0.65 per common share (basic and diluted), for the year ended December 31, 2022 compared to a net loss of $22.0 million, or $0.34 per common share (basic and diluted), for the year ended December 31, 2021. The $38.0 million increase in net loss was primarily a result of increases in general and administrative expense, development expense, net, and loss on common stock warrant liabilities, discussed separately below.

General and administrative expenses during the year ended December 31, 2022 increased $32.3 million compared to the year ended December 31, 2021, primarily due to an increase in share-based compensation expense of $11.8 million and increases in salaries and wages, professional fees, travel expenses, and marketing costs. The increase in share-based compensation expense for the year ended December 31, 2022 was primarily due to forfeitures of awards upon the departure of certain employees during 2021 and the grant of additional restricted stock unit awards in 2022. The increase in salaries and wages, professional fees, travel expense, and marketing is primarily due to fewer pandemic restrictions in 2022 and an increase in the average number of employees during the year ended December 31, 2022 compared to the year ended December 31, 2021.

The increase in development expense, net of $2.5 million during the year ended December 31, 2022 compared to the year ended December 31, 2021, is primarily due to NEXT Carbon Solutions' FEED study for California Resources Corporation that commenced in May 2022.

The loss on common stock warrant liabilities of approximately $5.7 million in 2022 was primarily due to an increase in the share price of Company common stock from December 31, 2021 to December 31, 2022.

Preferred stock dividends of $24.3 million in 2022 consisted of dividends paid-in-kind with the issuance of an additional 9,235 shares of Series A Preferred Stock, 8,806 additional shares of Series B Preferred Stock and 6,166 additional shares of Series C Preferred Stock.

Summary of Critical Accounting Estimates

The preparation of our Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make certain estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and the accompanying notes. Management evaluates its estimates and related assumptions regularly, including those related to the value of properties, plant, and equipment, share-based compensation, common stock warrant liabilities, and income taxes. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates. Management considers the following to be its most critical accounting estimates that involve significant judgment.

Impairment of Long-Lived Assets

A long-lived asset, including an intangible asset, is evaluated for potential impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability generally is determined by comparing the carrying value of the asset to the expected undiscounted future cash flows of the asset. If the carrying value of the asset is not recoverable, the amount of impairment loss is measured as the excess, if any, of the carrying value of the asset over its estimated fair value. We use a variety of fair value measurement techniques when market information for the same or similar assets does not exist. Projections of future operating results and cash flows may vary significantly from results. Management reviews its estimates of cash flows on an ongoing basis using historical experience and other factors, including the current economic and commodity price environment.

Share-based Compensation

The assumptions used in calculating the fair value of share-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future.

For additional information regarding our share-based compensation, see Note 12 – *Share-based Compensation* of our Notes to Consolidated Financial Statements.

Valuation of Common Stock Warrant Liabilities

The fair value of Common Stock Warrant liabilities is determined using a Monte Carlo valuation model. Determining the appropriate fair value model and calculating the fair value of Common Stock Warrant requires considerable judgment. Any change in the estimates used may cause the value to be higher or lower than that reported. The estimated volatility of our Common Stock Warrants at the date of issuance, and at each subsequent reporting period, is based on our historical volatility. The risk-free interest rate is based on rates published by the government for bonds with maturity similar to the expected remaining life of the Common Stock Warrants at the valuation date. The expected life of the Common Stock Warrants is assumed to be equivalent to their remaining contractual term.

The Common Stock Warrants are not traded in an active market and the fair value is determined using valuation techniques. The estimates may be significantly different from those recorded in the consolidated financial statements because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. All changes in the fair value are recorded in the consolidated statement of operations each reporting period.

For additional information regarding the valuation of Common Stock Warrant liabilities, see Note 9 – *Preferred Stock and Common Stock Warrants* of our Notes to Consolidated Financial Statements.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements. Deferred tax assets and liabilities are included in the Consolidated Financial Statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the current period's provision for income taxes. We routinely assess our deferred tax assets and reduce such assets by a valuation allowance if we deem it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment requires significant judgment and is based upon our assessment of our ability to generate future taxable income among other factors.

For additional information regarding the valuation of deferred tax assets, see Note 13 - *Income Taxes* of our Notes to Consolidated Financial Statements.

Recent Accounting Standards

For descriptions of recently issued accounting standards, see Note 15 – *Recent Accounting Pronouncements* of our Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and are not required to provide the information under this item.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

NextDecade Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
NextDecade Corporation

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of NextDecade Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity and convertible preferred stock, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses since its inception and management expects operating losses and negative cash flows to continue for the foreseeable future. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Common Stock Warrant Liabilities

As described further in Note 9 to the consolidated financial statements, the Company had $4 million of common stock warrant liabilities as of December 31, 2022. At each balance sheet date, management determines the estimated fair value of common stock warrant liabilities using a Monte Carlo valuation method. The following qualitative information is used by management to determine the fair value measurement of the common stock warrant liabilities: stock price, exercise price, risk-free rate, volatility, and the warrants term in years. We identified the valuation of common stock warrant liabilities as a critical audit matter.

The principal considerations for our determination that the valuation of common stock warrant liabilities is a critical audit matter are that (i) there was significant judgment by management when determining the estimated volatility, risk-free interest rate, and the expected life of the common stock warrants, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

Our audit procedures related to the valuation of common stock warrant liabilities included the following, among others.

- We tested the design of controls over the valuation of common stock warrant liabilities and gained an understanding of the valuation credentials and industry expertise of the third-party valuation group and valuation methodologies used.

- We tested the schedule of fully dilutive shares used to value common stock warrants by confirming outstanding common stock with the third-party transfer agent and testing the conversion value of preferred stock and dividend issuances.

- With the assistance of Grant Thornton internal valuation specialists, we tested management's and the third-party's process for determining the fair value of common stock warrants, including evaluating significant assumptions used, testing supporting documents, and assessing reasonableness by comparing to historical trends and industry expectations. Certain key inputs/assumptions tested by us included the following:

    o Volatility

    o Risk-free interest rate

    o Warrant terms

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Houston, Texas
March 10, 2023

NextDecade Corporation and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share data)

		December 31, 2022		December 31, 2021
Assets				
Current assets				
Cash and cash equivalents	$	62,789	$	25,552
Prepaid expenses and other current assets		1,149		835
Total current assets		63,938		26,387
Property, plant and equipment, net		218,646		173,816
Operating lease right-of-use assets, net		1,474		590
Other non-current assets		28,372		21,312
Total assets	$	312,430	$	222,105
Liabilities, Convertible Preferred Stock and Stockholders' Equity				
Current liabilities				
Accounts payable	$	1,084	$	281
Accrued liabilities and other current liabilities		23,184		5,973
Current Common Stock Warrant liabilities		—		1,376
Current operating lease liabilities		1,093		596
Total current liabilities		25,361		8,226
Non-current Common Stock Warrant liabilities		6,790		2,587
Non-current operating lease liabilities		465		—
Other non-current liabilities		23,000		23,000
Total liabilities		55,616		33,813
Commitments and contingencies (Note 14)				
Series A Convertible Preferred Stock, $1,000 per share liquidation preference, Issued and outstanding: 82,948 shares and 73,713 shares at December 31, 2022 and 2021, respectively		73,026		63,791
Series B Convertible Preferred Stock, $1,000 per share liquidation preference, Issued and outstanding: 79,239 shares and 70,433 shares at December 31, 2022 and 2021, respectively		73,408		64,602
Series C Convertible Preferred Stock, $1,000 per share liquidation preference, Issued and outstanding: 59,366 shares and 42,490 shares at December 31, 2022 and 2021, respectively		56,009		40,007
Stockholders' equity				
Common stock, $0.0001 par value Authorized: 480.0 million shares at December 31, 2022 and 2021, Issued and outstanding: 143.5 million shares and 120.8 million shares at December 31, 2022 and 2021, respectively		14		12
Treasury stock: 991,089 shares and 346,126 shares at December 31, 2022 and 2021, respectively, at cost		(4,587)		(1,315)
Preferred stock, $0.0001 par value Authorized: 0.5 million, after designation of the Convertible Preferred Stock, Issued and outstanding: none at December 31, 2022 and 2021		—		—
Additional paid-in-capital		289,084		191,264
Accumulated deficit		(230,140)		(170,069)
Total stockholders' equity		54,371		19,892
Total liabilities, Convertible Preferred Stock and stockholders' equity	$	312,430	$	222,105

The accompanying notes are an integral part of these Consolidated Financial Statements.

NextDecade Corporation and Subsidiaries
Consolidated Statements of Operations
(in thousands, except per share data)

		Year Ended December 31,		
		2022		**2021**
Revenues	$	—	$	—
Operating Expenses				
General and administrative expenses		49,093		16,803
Development expense, net		4,101		1,615
Lease expense		1,119		905
Depreciation expense		162		184
Total operating expenses		54,475		19,507
Total operating loss		(54,475)		(19,507)
Other income (expense)				
Loss on Common Stock Warrant liabilities		(5,747)		(2,533)
Other, net		151		1
Total other expense		(5,596)		(2,532)
Net loss attributable to NextDecade Corporation		(60,071)		(22,039)
Preferred stock dividends		(24,282)		(18,294)
Deemed dividends on Series A Convertible Preferred Stock		—		(63)
Net loss attributable to common stockholders	$	(84,353)	$	(40,396)
Net loss per common share - basic and diluted	$	(0.65)	$	(0.34)
Weighted average shares outstanding - basic and diluted		130,136		119,201

The accompanying notes are an integral part of these Consolidated Financial Statements.

NextDecade Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity and Convertible Preferred Stock
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity	Series A Convertible Preferred Stock	Series B Convertible Preferred Stock	Series C Convertible Preferred Stock
	Shares	Par Value Amount	Shares	Amount						
Balance at January 1, 2021	117,829	$ 12	249	$ (1,031)	$ 209,481	$ (148,030)	$ 60,432	$ 55,522	$ 56,781	$ -
Share-based compensation	—	—	—	—	(4,541)	—	(4,541)	—	—	—
Restricted stock vesting	660	—	—	—	—	—	—	—	—	—
Shares repurchased related to share-based compensation	(97)	—	97	(284)	—	—	(284)	—	—	—
Issuance of common stock, net	163	—	—	—	316	—	316	—	—	—
Stock dividend	798	—	—	—	—	—	—	—	—	—
Exercise of common stock warrants	1,485	—	—	—	4,365	—	4,365	—	—	—
Issuance of Series C Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	37,807
Preferred stock dividends	—	—	—	—	(18,294)	—	(18,294)	8,206	7,821	2,200
Deemed dividends - accretion of beneficial conversion feature	—	—	—	—	(63)	—	(63)	63	—	—
Net Loss	—	—	—	—	—	(22,039)	(22,039)	—	—	—
Balance at December 31, 2021	120,838	$ 12	346	$ (1,315)	$ 191,264	$ (170,069)	$ 19,892	$ 63,791	$ 64,602	$ 40,007
Share-based compensation	—	—	—	—	7,472	—	7,472	—	—	—
Restricted stock vesting	2,763	—	—	—	—	—	—	—	—	—
Shares repurchased related to share-based compensation	(645)	—	645	(3,272)	—	—	(3,272)	—	—	—
Issuance of common stock, net	20,073	2	—	—	111,066	—	111,068	—	—	—
Exercise of common stock warrants	520	—	—	—	3,564	—	3,564	—	—	—
Issuance of Series C Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	9,836
Preferred stock dividends	—	—	—	—	(24,282)	—	(24,282)	9,235	8,806	6,166
Net Loss	—	—	—	—	—	(60,071)	(60,071)	—	—	—
Balance at December 31, 2022	143,549	$ 14	991	$ (4,587)	$ 289,084	$ (230,140)	$ 54,371	$ 73,026	$ 73,408	$ 56,009

The accompanying notes are an integral part of these Consolidated Financial Statements.

NextDecade Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,	
	2022	**2021**
Operating activities:		
Net loss attributable to NextDecade Corporation	$ (60,071)	$ (22,039)
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation	162	184
Share-based compensation expense (forfeiture)	7,472	(4,313)
Loss on Common Stock Warrant liabilities	5,747	2,533
Amortization of right-of-use assets	756	551
Amortization of other non-current assets	354	1,416
Changes in operating assets and liabilities:		
Prepaid expenses	(314)	(186)
Accounts payable	684	(26)
Operating lease liabilities	(678)	(548)
Accrued expenses and other liabilities	5,812	4,468
Net cash used in operating activities	(40,076)	(17,960)
Investing activities:		
Acquisition of property, plant and equipment	(33,753)	(12,105)
Acquisition of other non-current assets	(7,135)	(6,429)
Net cash used in investing activities	(40,888)	(18,534)
Financing activities:		
Proceeds from sale of Series C Convertible Preferred Stock	10,500	39,500
Proceeds from sale of common stock	115,000	557
Equity issuance costs	(3,952)	(268)
Preferred stock dividends	(75)	(67)
Shares repurchased related to share-based compensation	(3,272)	(284)
Net cash provided by financing activities	118,201	39,438
Net increase in cash and cash equivalents	37,237	2,944
Cash and cash equivalents – beginning of period	25,552	22,608
Cash and cash equivalents – end of period	$ 62,789	$ 25,552
Non-cash investing activities:		
Accounts payable for acquisition of property, plant and equipment	$ 162	$ 117
Accrued liabilities for acquisition of property, plant and equipment	12,046	926
Accrued liabilities for acquisition of other non-current assets	279	—
Pipeline assets obtained in exchange for other non-current liabilities	—	84
Non-cash financing activities:		
Paid-in-kind dividends on Convertible Preferred Stock	24,207	18,227
Accretion of deemed dividends on Series A Convertible Preferred Stock	—	63
Accrued liabilities for equity issuance costs	—	35

The accompanying notes are an integral part of these Consolidated Financial Statements.

NextDecade Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 — Background and Basis of Presentation

NextDecade Corporation engages in development activities related to the liquefaction and sale of liquefied natural gas ("LNG") and the capture and storage of CO_2 emissions. We have focused our development activities on the Rio Grande LNG terminal facility at the Port of Brownsville in southern Texas (the "Terminal"), a carbon capture and storage project at the Terminal (the "Terminal CCS project") and other carbon capture and storage projects ("CCS projects") with third-party industrial source facilities.

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany accounts and transactions have been eliminated in consolidation.

Certain reclassifications have been made to conform prior period information to the current presentation. The reclassifications did not have a material effect on our consolidated financial position, results of operations or cash flows.

The Company has incurred operating losses since its inception and management expects operating losses and negative cash flows to continue for the foreseeable future and, as a result, the Company will require additional capital to fund its operations and execute its business plan. As of December 31, 2022, the Company had $62.8 million in cash and cash equivalents, which may not be sufficient to fund the Company's planned operations through one year after the date the consolidated financial statements are issued. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. The analysis used to determine the Company's ability to continue as a going concern does not include cash sources outside of the Company's direct control that management expects to be available within the next twelve months.

The Company plans to alleviate the going concern issue by obtaining sufficient funding through additional equity, equity-based or debt instruments or any other means and managing certain operating and overhead costs. The Company may not be able to obtain sufficient funding through additional equity or debt instruments or any other means, and if it is able to do so, they may not be on satisfactory terms. The Company's ability to raise additional capital in the equity and debt markets, should the Company choose to do so, is dependent on a number of factors, including, but not limited to, the market demand for the Company's equity or debt securities, which itself is subject to a number of business risks and uncertainties, as well as the uncertainty that the Company would be able to raise such additional capital at a price or on terms that are favorable to the Company. In the event the Company is unable to obtain sufficient additional funding, there can be no assurance that it will be able to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary in the event the Company can no longer continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and the accompanying notes. Management evaluates its estimates and related assumptions regularly, including those related to the value of property, plant and equipment, income taxes including valuation allowances for net deferred tax assets, share-based compensation and fair value measurements. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents. We maintain cash and cash equivalent balances with a single financial institution, which may at times be in excess of federally insured levels. We have not incurred losses related to these cash and cash equivalent balances to date.

Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Property, Plant and Equipment

Generally, we begin to capitalize the costs of our development projects once construction of the individual project is probable. This assessment includes the following criteria:

- funding for design and permitting has been identified and is expected in the near-term;

- key vendors for development activities have been identified, and we expect to engage them at commercially reasonable terms;

- we have committed to commencing development activities;

- regulatory approval is probable;

- construction financing is expected to be available at the time of a final investment decision ("FID");

- prospective customers have been identified and the FID is probable; and

- receipt of customary local tax incentives, as needed for project viability, is probable.

Prior to meeting the criteria above, costs associated with a project are expensed as incurred. Expenditures for normal repairs and maintenance are expensed as incurred.

When assets are retired or disposed, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in our Consolidated Statements of Operations.

Property, plant and equipment is carried at historical cost and depreciated using the straight-line method over their estimated useful lives.

Leasehold improvements are depreciated over the lesser of the economic life of the leasehold improvement or the term of the lease, without regard to extension or renewal rights.

Management tests property, plant and equipment for impairment whenever events or changes in circumstances have indicated that the carrying amount of property, plant and equipment might not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets for purposes of assessing recoverability. Recoverability generally is determined by comparing the carrying value of the asset to the expected undiscounted future cash flows of the asset. If the carrying value of the asset is not recoverable, the amount of impairment loss is measured as the excess, if any, of the carrying value of the asset over its estimated fair value.

Leases

The Company determines if a contractual arrangement represents or contains a lease at inception. Operating leases with lease terms greater than twelve months are included in Operating lease right-of-use assets and Operating lease liabilities in the Consolidated Balance Sheets.

Operating lease right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. The Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The right-of-use assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company has lease arrangements that include both lease and non-lease components. The Company accounts for non-lease components separately from the lease component.

Warrants

The Company determines the accounting classification of warrants that are issued, as either liability or equity, by first assessing whether the warrants meet liability classification in accordance with Accounting Standards Codification ("ASC") 480 *Distinguishing Liabilities from Equity* ("ASC 480"), and then in accordance with ASC 815-40, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock* ("ASC 815-40"). Under ASC 480, warrants are considered liability classified if the warrants are mandatorily redeemable, obligate the issuer to settle the warrants or the underlying shares by paying cash or other assets, or must or may require settlement by issuing a variable number of shares.

If warrants do not meet liability classification under ASC 480, the Company assesses the requirements under ASC 815-40, which states that contracts that require or may require the issuer to settle the contract for cash or a variable number of shares are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification under ASC 815-40, in order to conclude equity classification, the Company assesses whether the warrants are indexed to our common stock and whether the warrants are classified as equity under ASC 815-40 or other applicable GAAP. After all relevant assessments are made, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded in the statements of operations as a gain or loss. Equity classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Hierarchy Levels 1, 2 and 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Hierarchy Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability. Hierarchy Level 3 inputs are inputs that are not observable in the market. In determining fair value, we use observable market data when available, or models that incorporate observable market data. In addition to market information, we incorporate transaction-specific details that, in management's judgment, market participants would take into account in measuring fair value. We maximize the use of observable inputs and minimize our use of unobservable inputs in arriving at fair value estimates. Recurring fair-value measurements are performed for Common Stock Warrant liabilities as disclosed in Note 9 – *Preferred Stock and Common Stock Warrants*. The carrying amount of cash and cash equivalents and accounts payable reported on the Consolidated Balance Sheets approximates fair value due to their short-term maturities.

Treasury Stock

Treasury stock is recorded at cost. Issuance of treasury stock is accounted for on a weighted average cost basis. Differences between the cost of treasury stock and the re-issuance proceeds are charged to additional paid-in capital.

Net Earnings (Loss) Per Share

Net earnings (loss) per share ("EPS") is computed in accordance with GAAP. Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period increased by the number of additional common shares that would have been outstanding if the potential common shares had been issued and were dilutive. The dilutive effect of unvested stock and warrants is calculated using the treasury-stock method and the dilutive effect of convertible securities is calculated using the if-converted method. Basic and diluted EPS for all periods presented are the same since the effect of our potentially dilutive securities are anti-dilutive to our net loss per share, as disclosed in Note 11 – *Net Loss Per Share Attributable to Common Stockholders*.

Share-based Compensation

We recognize share-based compensation at fair value on the date of grant. The fair value is recognized as expense (net of any capitalization) over the requisite service period. For equity-classified share-based compensation awards, compensation cost is recognized based on the grant-date fair value using the quoted market price of our common stock and not subsequently remeasured. The fair value is recognized as expense, net of any capitalization, using the straight-line basis for awards that vest based on service conditions and using the graded-vesting attribution method for awards that vest based on performance conditions. We estimate the service periods for performance awards utilizing a probability assessment based on when we expect to achieve the performance conditions. For liability classified share-based compensation awards, compensation cost is initially recognized on the grant date using estimated payout levels. Compensation cost is subsequently adjusted quarterly to reflect the updated estimated payout levels based on the changes in our stock price. We account for forfeitures as they occur.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements. Deferred tax assets and liabilities are included in the Consolidated Financial Statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the current period's provision for income taxes. A valuation allowance is recorded to reduce the carrying value of our net deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will expire before realization of the benefit or future deductibility is not probable. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the tax position.

Segments

The Company's chief operating decision maker allocates resources and assesses financial performance on a consolidated basis. As such, for purposes of financial reporting under GAAP during the years ended December 31, 2022 and 2021, the Company operated as a single operating segment.

Smaller Reporting Company

Under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company qualifies as a "smaller reporting company" because the value of its common stock held by non-affiliates as of the end of its most recently completed second fiscal quarter was less than $250 million. For as long as the Company remains a smaller reporting company, it may take advantage of certain exemptions from the SEC's reporting requirements that are otherwise applicable to public companies that are not smaller reporting companies.

Note 3 — Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2022		December 31, 2021	
Prepaid subscriptions	$	423	$	85
Prepaid insurance		619		376
Prepaid marketing and sponsorships		—		60
Other		107		314
Total prepaid expenses and other current assets	$	1,149	$	835

Note 4 — Sale of Equity Interests in Rio Bravo Pipeline Company, LLC

On March 2, 2020, NextDecade LLC closed the transactions (the "Closing") contemplated by that certain Omnibus Agreement, dated February 13, 2020, with Spectra Energy Transmission II, LLC, a wholly owned subsidiary of Enbridge Inc. ("Buyer"), pursuant to which NextDecade LLC sold one hundred percent of the equity interests (the "Equity Interests") in Rio Bravo Pipeline Company, LLC ("Rio Bravo") to Buyer for consideration of approximately $19.4 million. Buyer paid $15.0 million of the purchase price to NextDecade LLC at the Closing and the remainder will be paid within five business days after the date that Rio Grande has received, after a positive FID, the initial funding of financing for the development, construction and operation of the Terminal. In connection with the Closing, Rio Grande LNG Gas Supply LLC, an indirect wholly-owned subsidiary of the Company ("Rio Grande Gas Supply"), entered into (i) a Precedent Agreement for Firm Natural Gas Transportation Service for the Rio Bravo Pipeline (the "RBPL Precedent Agreement") with Rio Bravo and (ii) a Precedent Agreement for Natural Gas Transportation Service (the "VCP Precedent Agreement") with Valley Crossing Pipeline, LLC ("VCP"). VCP and, as of the Closing, Rio Bravo are wholly owned subsidiaries of Enbridge Inc. The Valley Crossing Pipeline is owned and operated by VCP.

Pursuant to the RBPL Precedent Agreement, Rio Bravo agreed to provide Rio Grande Gas Supply with firm natural gas transportation services on the Pipeline in a quantity sufficient to match the full operational capacity of each proposed liquefaction train of the Terminal. Rio Bravo's obligation to construct, install, own, operate and maintain the Pipeline is conditioned on its receipt, no later than December 31, 2023, of notice that Rio Grande Gas Supply or its affiliate has issued a full notice to proceed to the engineering, procurement and construction contractor (the "EPC Contractor") for the construction of the Terminal. Under the RBPL Precedent Agreement, in consideration for the provision of such firm transportation services, Rio Bravo will be remunerated on a dollar-per-dekatherm, take-or-pay basis, subject to certain adjustments, over a term of at least twenty years, all in compliance with the federal and state authorizations associated with the Pipeline.

Pursuant to the VCP Precedent Agreement, VCP agreed to provide Rio Grande Gas Supply with natural gas transportation services on the Valley Crossing Pipeline in a quantity sufficient to match the commissioning requirements of each proposed liquefaction train of the Terminal. VCP's obligation to construct, install, own, operate and maintain the necessary interconnection to the Terminal and the Pipeline is conditioned on its receipt, no later than December 31, 2023, of notice that Rio Grande Gas Supply or its affiliate has issued a full notice to proceed to the EPC Contractor for the construction of the Terminal. VCP will be responsible, at its sole cost and expense, to construct, install, own, operate and maintain the tap, riser and valve facilities (the "VCP Transporter Facilities"), which shall connect to Rio Grande Gas Supply's custody transfer meter and such other facilities as necessary in order for the Terminal to receive gas from the VCP Transporter Facilities (the "Rio Grande Gas Supply Facilities"). Rio Grande Gas Supply will be responsible, at its sole cost and expense, to construct, install, own, operate and maintain the Rio Grande Gas Supply Facilities. Under the VCP Precedent Agreement, in consideration for the provision of the commissioning transportation services, VCP will be remunerated on the same dollar-per-dekatherm, take-or-pay basis as set forth in the RBPL Precedent Agreement for the duration of such commissioning services, all in compliance with the federal and state authorizations associated with the Valley Crossing Pipeline.

If Rio Grande or its affiliate fail to issue a full notice to proceed to the EPC Contractor on or prior to December 31, 2023, Buyer has the right to sell the Equity Interests back to NextDecade LLC and NextDecade LLC has the right to repurchase the Equity Interests from Buyer, in each case at a price not to exceed $23 million. Accordingly, the proceeds from the sale of the Equity Interests and additional costs incurred by Buyer are presented as a non-current liability and the assets of Rio Bravo have not been de-recognized in the consolidated balance sheet at December 31, 2022.

Note 5 — Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Fixed Assets		
Computers	$ 780	$ 633
Furniture, fixtures, and equipment	610	464
Leasehold improvements	101	101
Total fixed assets	1,491	1,198
Less: accumulated depreciation	(1,006)	(844)
Total fixed assets, net	485	354
Terminal and Pipeline Assets (not placed in service)		
Terminal	197,144	152,445
Pipeline	21,017	21,017
Total Terminal and Pipeline assets	218,161	173,462
Total property, plant and equipment, net	$ 218,646	$ 173,816

Depreciation expense for the years ended December 31, 2022 and 2021 was $162 thousand and $184 thousand, respectively.

Note 6 — Leases

We currently lease approximately 33,800 square feet of office space for general and administrative purposes in Houston, Texas under a lease agreement that expires on December 31, 2023. We also lease approximately 2,500 square feet of office space for marketing purposes in Singapore under a lease agreement that expires on October 31, 2025.

On March 6, 2019, Rio Grande entered into a lease agreement (the "Rio Grande Site Lease") with the Brownsville Navigation District of Cameron County, Texas ("BND") pursuant to which it has agreed to lease approximately 984 acres of land situated in Brownsville, Cameron County, Texas for the purposes of constructing, operating, and maintaining the Terminal and gas treatment and gas pipeline facilities.

The initial term of the Rio Grande Site Lease is for 30 years (the "Primary Term"), which will commence on the date specified in a written notice by Rio Grande to BND (the "Effective Date Notice"), if given, confirming that Rio Grande or a Rio Grande affiliate has made a positive FID for the first phase of the Terminal. Rio Grande has the option to renew and extend the term of the Rio Grande Site Lease beyond the Primary Term for up to two consecutive renewal periods of ten years each provided that Rio Grande has not caused an event of default under the Rio Grande Site Lease. Under the Rio Grande Site Lease, the Effective Date Notice was to be delivered no later than November 6, 2019 (the "Outside Effective Date") unless Rio Grande was unable to deliver the Effective Date Notice prior to the Outside Effective Date due to reasons unrelated to its own acts or omissions or its inability to secure one or more of the required permits for the Terminal. In such a case, the Outside Effective Date would be automatically extended on a month-to-month basis (the "Effective Date Notice Extension Period").

On April 20, 2022, Rio Grande and the BND amended the Rio Grande Site Lease (the "Rio Grande Site Lease Amendment") to extend the effective date for commencing the Rio Grande Site Lease to May 6, 2023 (the "Effective Date"). The Rio Grande Site Lease Amendment further provides that Rio Grande has the right, exercisable in its sole discretion, to extend the Effective Date to May 6, 2024 by providing the BND with written notice of its election no later than the close of business on the Effective Date.

Operating lease right-of-use assets are as follows (in thousands):

	December 31, 2022	December 31, 2021
Office leases	$ 1,474	$ 590
Total operating lease right-of-use assets, net	$ 1,474	$ 590

Operating lease liabilities are as follows (in thousands):

	December 31, 2022	December 31, 2021
Office leases	$ 1,093	$ 596
Total current lease liabilities	1,093	596
Non-current office leases	465	—
Total lease liabilities	$ 1,558	$ 596

Operating lease expense is as follows (in thousands):

	December 31, 2022	December 31, 2021
Office leases	$ 887	$ 627
Total operating lease expense	887	627
Short-term lease expense	232	278
Total lease expense	$ 1,119	$ 905

Maturity of operating lease liabilities as of December 31, 2022 are as follows (in thousands):

2023	$ 1,300
2024	273
2025	250
2026	—
2027	—
Thereafter	—
Total undiscounted lease payments	1,823
Discount to present value	(265)
Present value of lease liabilities	$ 1,558

Other information related to our operating leases as of December 31, 2022 is as follows (in thousands):

	December 31, 2022	December 31, 2021
Cash paid for amounts included in the measurement of operating lease liabilities:		
Cash flows from operating activities	$ 678	$ 624
Noncash right-of-use assets recorded for operating lease liabilities:		
In exchange for new operating lease liabilities during the period	1,640	712

Note 7 — Other Non-Current Assets

Other non-current assets consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Permitting costs[1]	$ 8,575	$ 7,609
Enterprise resource planning system, net	—	354
Rio Grande Site Lease initial direct costs	19,612	13,314
Deposits and other	185	35
Total other non-current assets, net	$ 28,372	$ 21,312

[1] Permitting costs primarily represent costs incurred in connection with our permit applications to the United States Army Corps of Engineers and the U.S. Fish and Wildlife Service for wetlands and habitat mitigation measures for potential impacts to wetlands and habitat that may be caused by the construction of the Terminal.

Note 8 — Accrued Liabilities and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Employee compensation expense	$ 6,650	$ 4,358
Terminal asset costs	12,046	926
Permitting costs	279	—
Accrued legal services	3,124	70
Share-based compensation liability	182	182
Other accrued liabilities	903	437
Total accrued liabilities and other current liabilities	$ 23,184	$ 5,973

Note 9 — Preferred Stock and Common Stock Warrants

Preferred Stock

As of December 31, 2020, the Company had outstanding 65,507 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") and 62,612 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock").

In March 2021, the Company sold an aggregate of 24,500 shares of Series C Convertible Preferred Stock, par value $0.0001 per share (the "Series C Preferred Stock" and, together with the Series A Preferred Stock and the Series B Preferred Stock, the "Convertible Preferred Stock"), at $1,000 per share for an aggregate purchase price of $24.5 million and issued an additional 490 shares of Series C Preferred Stock in aggregate as origination fees to the purchasers of the Series C Preferred Stock.

In April 2021, the Company sold 10,000 shares of Series C Preferred Stock, at $1,000 per share for a purchase price of $10 million and issued an additional 200 shares of Series C Preferred Stock as an origination fee to the purchaser of the Series C Preferred Stock.

In July 2021, the Company sold 5,000 shares of Series C Preferred Stock, at $1,000 per share for a purchase price of $5 million and issued an additional 100 shares of Series C Preferred Stock as an origination fee to the purchaser of the Series C Preferred Stock.

In March 2022, the Company sold an aggregate of 10,500 shares of Series C Preferred Stock (the "2022 Series C Preferred Stock"), together with associated warrants to purchase Company common stock (the "2022 Series C Warrants") at $1,000 per share for an aggregate purchase price of $10.5 million and issued an additional 210 shares of Series C Preferred Stock in aggregate as origination fees to the purchasers of the Series C Preferred Stock.

As of December 31, 2022, the Company had outstanding 82,948 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), 79,239 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock") and 59,366 shares of Series C Convertible Preferred Stock, par value $0.0001 per share (the "Series C Preferred Stock" and, together with the Series A Preferred Stock and the Series B Preferred Stock, the "Convertible Preferred Stock").

Net proceeds from the sales of the 2022 Series C Preferred Stock were allocated on a fair value basis to the 2022 Series C Warrants and on a relative fair value basis to the 2022 Series C Preferred Stock. The allocation of net cash proceeds is as follows (in thousands):

			Allocation of Proceeds			
			2022 Series C Warrants		2022 Series C Preferred Stock	
Gross proceeds	$	10,500				
Equity issuance costs		(20)				
Net proceeds - Initial Fair Value Allocation	$	10,480	$	644	$	9,836
Per balance sheet upon issuance			$	644	$	9,836

Net proceeds from the sales of Series C Preferred Stock during 2021 were allocated on a fair value basis to the Series C Warrants and on a relative fair value basis to the Series C Preferred Stock. The allocation of net cash proceeds from the sales of Series C Preferred Stock during 2021 is as follows (in thousands):

			Allocation of Proceeds			
			2021 Series C Warrants		2021 Series C Preferred Stock	
Gross proceeds	$	39,500				
Equity issuance costs		(62)				
Net proceeds - Initial Fair Value Allocation	$	39,438	$	1,631	$	37,807
Per balance sheet upon issuance			$	1,631	$	37,807

As of December 31, 2022, shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock were convertible into shares of Company common stock at a weighted average conversion price of $5.48 per share, $5.53 per share and $2.98 per share, respectively (with respect to each series, the "Conversion Price").

The Company has the option to convert all, but not less than all, of the Convertible Preferred Stock into shares of Company common stock at the applicable Conversion Price on any date on which the volume weighted average trading price of shares of Company common stock for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of the Series B Conversion Price, in each case subject to certain terms and conditions. Furthermore, the Company must convert all of the Convertible Preferred Stock into shares of Company common stock at the Conversion Price on the earlier of (i) ten (10) business days following a FID Event, as defined in the certificates of designations of the Convertible Preferred Stock, and (ii) the date that is the tenth (10th) anniversary of the closings of the issuances of the Convertible Preferred Stock, as applicable.

The shares of Convertible Preferred Stock bear dividends at a rate of 12% per annum, which are cumulative and accrue daily from the date of issuance on the $1,000 stated value. Such dividends are payable quarterly and may be paid in cash or in-kind. During the years ended December 31, 2022 and 2021 the Company paid-in-kind $24.3 million and $18.3 million of dividends, respectively, to holders of the Convertible Preferred Stock. On January 12, 2023, the Company declared dividends to holders of the Convertible Preferred Stock as of the close of business on December 15, 2022. On January 17, 2023, the Company paid-in-kind $6.7 million of dividends to holders of the Convertible Preferred Stock.

The holders of Convertible Preferred Stock vote on an "as-converted" basis with the holders of the Company common stock on all matters brought before the holders of Company common stock. In addition, the holders of Convertible Preferred Stock have separate class voting rights with respect to certain matters affecting their rights.

Shares of the Convertible Preferred Stock do not qualify as liability instruments under ASC 480 because they are not mandatorily redeemable. However, as SEC Regulation S-X, Rule 5-02-27 does not permit a probability assessment for a change of control provision, the Convertible Preferred Stock must be presented as mezzanine equity between liabilities and stockholders' equity in the Company's Consolidated Balance Sheets because a change of control event could force the Company to redeem the Convertible Preferred Stock for cash or assets of the Company. At each balance sheet date, the Company re-evaluates whether the Convertible Preferred Stock continue to qualify for equity classification.

Common Stock Warrants

Warrants, exercisable for Company common stock, were issued together with the shares of Convertible Preferred Stock (collectively, "Common Stock Warrants"). As of December 31, 2022 and 2021, the outstanding Common Stock Warrants represented the right to acquire in the aggregate a number of shares of Company common stock equal to approximately 71 basis points (0.71%) and 86 basis points (0.86%), respectively, of all outstanding shares of Company common stock, measured on a fully diluted basis, on the applicable exercise date with an exercise price of $0.01 per share.

The Common Stock Warrants have a fixed three-year term that commenced on the closings of the issuances of the associated Convertible Preferred Stock. The Common Stock Warrants may only be exercised by holders of the Common Stock Warrants at the expiration of such three-year term, except that the Company can force the exercise of the Common Stock Warrants prior to expiration of such term if the volume weighted average trading price of shares of Common Stock for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of the of the applicable Convertible Preferred Stock conversion price and, with respect to the Series B Warrants, the Company simultaneously elects to force a mandatory exercise of all other warrants then outstanding and un-exercised and held by any holder of parity stock. Pursuant to ASC 815-40, the fair value of the Common Stock Warrants was recorded as a non-current liability on our Consolidated Balance Sheet on the issuance dates. The Company revalues the Common Stock Warrants at each balance sheet date and recognized a loss of $5.7 million and $2.5 million for the years ended December 31, 2022 and 2021, respectively. The Common Stock Warrant liabilities are included in Level 3 of the fair value hierarchy.

The assumptions used in the Monte Carlo simulation to estimate the fair value of the Common Stock Warrants as of December 31, 2022 and 2020 are as follows:

	December 31, 2022	December 31, 2021
Stock price	$ 4.94	$ 2.85
Exercise price	$ 0.01	$ 0.01
Risk-free rate	4.6%	0.1%
Volatility	52.5%	62.6%
Term (years)	1.5	1.6

Note 10 — Stockholders' Equity

Common Stock Purchase Agreements

On April 6, 2022, the Company entered into a common stock purchase agreement (the "Stock Purchase Agreement") with HGC NEXT INV LLC (the "Purchaser"), pursuant to which the Company sold 4,618,226 shares of the Company's common stock to the Purchaser, at a purchase price of $6.496 per share for an aggregate purchase price of approximately $30 million. The consummation of the transactions contemplated by the Stock Purchase Agreement occurred on April 7, 2022.

On September 14, 2022, the Company entered into a common stock purchase agreement for a private placement (the "Private Placement") with several institutional investors (collectively, the "Purchasers"), pursuant to which the Company agreed to sell, and the Purchasers severally agreed to purchase, an aggregate of 15,454,160 shares of the Company's common stock at a purchase price of $5.50 per share for an aggregate purchase price of approximately $85.0 million. The Private Placement closed on September 19, 2022.

Common Stock Warrants

During the year ended December 31, 2022, Common Stock Warrants were exercised by certain holders of Series B Preferred Stock. In connection with the exercises of Common Stock Warrants, the Company issued an aggregate of approximately 0.5 million shares of Company common stock.

Note 11 — Net Loss Per Share Attributable to Common Stockholders

The following table (in thousands, except for loss per share) reconciles basic and diluted weighted average common shares outstanding for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	2021
Weighted average common shares outstanding:		
Basic	130,136	119,201
Dilutive unvested stock, convertible preferred stock, Common Stock Warrants and IPO Warrants	—	—
Diluted	130,136	119,201
Basic and diluted net loss per share attributable to common stockholders	$ (0.65)	$ (0.34)

Potentially dilutive securities that were not included in the diluted net loss per share computations because their effect would have been anti-dilutive were as follows (in thousands):

	Year Ended December 31,	
	2022	2021
Unvested stock [1]	1,904	1,662
Convertible preferred stock	46,533	30,754
Common Stock Warrants	1,382	2,207
IPO Warrants[2]	—	12,082
Total potentially dilutive common shares	49,819	46,705

---

[1] Does not include 9.4 million shares and 8.3 million shares of unvested restricted stock and restricted stock units for the years ended December 31, 2022 and 2021 because the performance conditions had not yet been satisfied as of December 31, 2022 and 2021, respectively.

[2] The IPO Warrants were issued in connection with our initial public offering in 2015 and expired July 24, 2022.

Note 12 — Share-based Compensation

We have granted shares of Company common stock, restricted Company common stock and restricted stock units to employees, consultants and non-employee directors under our 2017 Omnibus Incentive Plan.

Total share-based compensation consisted of the following (in thousands):

	Year Ended December 31,	
	2022	2021
Share-based compensation expense (forfeiture):		
Equity awards	$ 7,472	$ (4,541)
Liability awards	—	—
Total share-based compensation (forfeiture)	7,472	(4,541)
Capitalized share-based compensation	—	228
Total share-based compensation expense (forfeiture)	$ 7,472	$ (4,313)

Certain employee arrangements provided for cash bonuses upon a positive FID on the Terminal (the "FID Bonus"). In January 2018, the Compensation Committee of the Board of Directors approved, and certain employees party to such arrangements accepted, an amendment to such arrangements whereby the FID Bonuses would be settled in shares of Company common stock equal to 110% of the FID Bonus. The associated liability for FID Bonuses to be settled in shares of Company common stock of $0.2 million is included in accrued liabilities and other current liabilities in our Consolidated Balance Sheets at each of December 31, 2022 and 2021.

The total unrecognized compensation costs at December 31, 2022 relating to equity-classified awards were $48.1 million, which is expected to be recognized over a weighted average period of 1.5 years.

Restricted Stock Awards

Restricted stock awards are awards of Company common stock that are subject to restrictions on transfer and to a risk of forfeiture if the recipient's employment with the Company is terminated prior to the lapse of the restrictions. Restricted stock awards vest based on service conditions and/or performance conditions. The amortization of the value of restricted stock grants is accounted for as a charge to compensation expense, or capitalized, depending on the nature of the services provided by the employee, with a corresponding increase to additional-paid-in-capital over the requisite service period.

Grants of restricted stock to employees, non-employees and non-employee directors that vest based on service and/or performance conditions are measured at the closing quoted market price of our common stock on the grant date.

The table below provides a summary of our restricted stock awards outstanding as of December 31, 2022 and changes during the year ended December 31, 2022 (in thousands, except for per share information):

	Shares		Weighted Average Grant Date Fair Value Per Share
Non-vested at January 1, 2022	3,038	$	5.88
Granted	217		2.21
Vested	(1,507)		4.29
Forfeited	(665)		5.81
Non-vested at December 31, 2022	1,083	$	7.51

Restricted Stock Units and Performance Stock Units

Restricted stock units are stock awards that vest over a service period of one, two, or three years and entitle the holder to receive shares of our common stock upon vesting, subject to restrictions on transfer and to a risk of forfeiture if the recipient terminates employment with us prior to the lapse of the restrictions. Certain performance stock units provide for cliff vesting after a period of three years with payouts based upon market conditions achieved over the defined performance period compared to pre-established performance targets. The settlement amounts of the awards are based on market conditions consisting of total shareholder return ("TSR") and relative total shareholder return ("RTSR") of our common stock.

Where applicable, the compensation for performance stock units containing market conditions of TSR and RTSR are based on a fair value using a Monte Carlo simulation as of the grant date, which utilizes level 3 inputs such as projected stock volatility and projected risk-free rates and remains constant through the vesting period. The number of shares that may be earned at the end of the vesting period ranges from 0% up to 100% of the target award amount. Both restricted stock units and performance stock units will be settled in Company common stock (on a one-for-one basis) and are classified as equity awards.

The table below provides a summary of our restricted stock units outstanding as of December 31, 2022 and changes during the year ended December 31, 2022 (in thousands, except for per share information):

	Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested at January 1, 2022	7,104	3.31
Granted	6,106	6.52
Vested	(1,261)	6.17
Forfeited	(1,645)	3.61
Non-vested at December 31, 2022	10,304 $	4.82

Note 13 — Income Taxes

The reconciliation of the federal statutory income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,	
	2022	2021
U.S. federal statutory rate, beginning of year	21%	21%
Common stock warrant liabilities	(2)	—
Officers' compensation	(1)	—
Other	(1)	(4)
Valuation allowance	(17)	(17)
Effective tax rate as reported	—%	—%

Significant components of our deferred tax assets and liabilities at December 31, 2022 and 2021 are as follows (in thousands):

	Year Ended December 31,	
	2022	2021
Deferred tax assets		
Net operating loss carryforwards and credits	$ 36,835	$ 25,742
Employee compensation	1,113	570
Share-based compensation expense	1,066	2,053
Development costs	964	—
Property, plant and equipment	749	753
Operating lease liabilities	187	125
Other	36	55
Less: valuation allowance	(36,642)	(26,378)
Total deferred tax assets	4,308	2,920
Deferred tax liabilities		
Operating lease right-of-use assets	(4,308)	(2,920)
Total deferred tax liabilities	(4,308)	(2,920)
Net deferred tax assets (liabilities)	$ —	$ —

The federal deferred tax assets presented above do not include the state tax benefits as our net deferred state tax assets are offset with a full valuation allowance.

At December 31, 2022, we had federal net operating loss ("NOL") carryforwards of approximately $175.4 million. Approximately $26.1 million of these NOL carryforwards will expire between 2034 and 2038.

Due to our history of NOLs, current year NOLs and significant risk factors related to our ability to generate taxable income, we have established a valuation allowance to offset our deferred tax assets as of December 31, 2022 and 2021. We will continue to evaluate our ability to release the valuation allowance in the future. Due to our full valuation allowance, we have not recorded a provision for federal or state income taxes during the years ended December 31, 2022 or 2021. Deferred tax assets and deferred tax liabilities are classified as non-current in our Consolidated Balance Sheets.

The Tax Reform Act of 1986 (as amended) contains provisions that limit the utilization of NOL and tax credit carryforwards if there has been a change in ownership as described in Section 382 of the Internal Revenue Code ("Section 382"). Substantial changes in the Company's ownership have occurred that may limit or reduce the amount of NOL carryforwards that the Company could utilize in the future to offset taxable income. The Company has not completed a detailed Section 382 study at this time to determine what impact, if any, that ownership changes may have had on its NOL carryforwards. In each period since its inception, the Company has recorded a valuation allowance for the full amount of its deferred tax assets, as the realization of the deferred tax asset is uncertain. As a result, the Company has not recognized any federal or state income tax benefit in its Consolidated Statement of Operations.

We remain subject to periodic audits and reviews by taxing authorities; however, we did not have any open income tax audits as of December 31, 2022. The federal tax returns for the years beginning 2019 remain open for examination.

In response to the global pandemic related to COVID-19, the President signed into law the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") on March 27, 2020 and the Consolidated Appropriations Act, 2021 (the "CAA") on December 27, 2020. The CARES Act and the CAA provide numerous relief provisions for corporate taxpayers, including modification of the utilization limitations on NOLs, favorable expansions of the deduction for business interest expense under Internal Revenue Code Section 163(j), and the ability to accelerate timing of refundable alternative minimum tax credits. For the year ended December 31, 2022, there were no material tax impacts to our consolidated financial statements from the CARES Act, the CAA or other COVID-19 measures. The Company continues to monitor additional guidance issued by the U.S. Treasury Department, the Internal Revenue Service and others.

Note 14 — Commitments and Contingencies

Obligation under LNG Sale and Purchase Agreement

In March 2019, we entered into a 20-year sale and purchase agreement (the "SPA") with Shell NA LNG LLC ("Shell") for the supply of approximately two million tonnes per annum of liquefied natural gas from the Terminal. Pursuant to the SPA, Shell will purchase LNG on a free-on-board ("FOB") basis starting from the date the first liquefaction train of the Terminal that is commercially operable, with approximately three-quarters of the purchased LNG volume indexed to Brent and the remaining volume indexed to domestic United States gas indices, including Henry Hub.

In the first quarter of 2020, pursuant to the terms of the SPA, the SPA became effective upon the conditions precedent in the SPA being satisfied or waived. The SPA obligates Rio Grande to deliver the contracted volumes of LNG to Shell at the FOB delivery point, subject to the first liquefaction train at the Terminal being commercially operable.

The Company is party to other SPAs which will become effective upon the occurrence of certain conditions precedent, including completion of the construction of the Terminal.

Other Commitments

On March 6, 2019, Rio Grande entered into a lease agreement (the "Rio Grande Site Lease") with the Brownsville Navigation District of Cameron County, Texas ("BND") for the lease by Rio Grande of approximately 984 acres of land situated in Brownsville, Cameron County, Texas for the purposes of constructing, operating, and maintaining (i) a liquefied natural gas facility and export terminal and (ii) gas treatment and gas pipeline facilities. On April 20, 2022, Rio Grande and the BND amended the Rio Grande Site Lease (the "Rio Grande Site Lease Amendment") to extend the effective date for commencing the Rio Grande Site Lease to May 6, 2023 (the "Effective Date"). The Rio Grande Site Lease Amendment further provides that Rio Grande has the right, exercisable in its sole discretion, to extend the Effective Date to May 6, 2024 by providing the BND with written notice of its election no later than the close of business on the Effective Date.

In connection with the Rio Grande Site Lease Amendment, Rio Grande is committed to pay approximately $1.6 million per quarter to the BND through the earlier of the Effective Date and lease commencement.

Legal Proceedings

From time to time the Company may be subject to various claims and legal actions that arise in the ordinary course of business. We regularly analyze current information and, as necessary, provide accruals for liabilities we deem probable and estimable.

As of December 31, 2022, management was not aware of any claims or legal actions that, separately or in the aggregate, are likely to have a material adverse effect on the Company's financial position, results of operations or cash flows, although the Company cannot guarantee that a material adverse event will not occur.

Note 15 — Recent Accounting Pronouncements

The following table provides a brief description of recent accounting standards that have been adopted by the Company during the reporting period:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU *2020-06,* Debt - Debt with Conversion and Other Options (*Subtopic 470-20*) and Derivatives and Hedging - Contracts in Entity's Own Equity (*Subtopic 815-40*): Accounting for Convertible Instruments and Contracts in Entity's Own Equity	This standard simplifies the accounting for convertible instruments primarily by eliminating the existing cash conversion and beneficial conversion models within Subtopic *470-20,* which will result in fewer embedded conversion options being accounted for separately from the host. This standard also amends and simplifies the calculation of earnings per share relating to convertible instruments.	January 1, 2022	The Company adopted this standard using the modified retrospective approach, which did not have an effect on the Company's Consolidated Financial Statements.

Note 16 — Subsequent Events

On February 3, 2023, we entered into a common stock purchase agreement (the "Stock Purchase Agreement") for a private placement (the "Private Placement") with HGC NEXT INV LLC and Ninteenth Investment Company LLC (the "Purchasers"), pursuant to which we agreed to sell, and the Purchasers severally agreed to purchase, an aggregate of 5,835,277 shares of the Company's common stock at a purchase price of $5.998 per share, representing the average closing trading price of the Common Stock for the five trading days immediately preceding signing the Stock Purchase Agreement, for an aggregate purchase price of $35.0 million.

We have evaluated subsequent events through March 10, 2023, the date the financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized and/or disclosed in these consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of "our disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the fiscal year ended December 31, 2022. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Management's Report on Internal Controls Over Financial Reporting

As management, we are responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, we have conducted an assessment, including testing using the criteria in *Internal Control— Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.

Based on our assessment, we have concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022, based on criteria in *Internal Control—Integrated Framework (2013)* issued by the COSO.

The Company is neither an accelerated filer nor a large accelerated filer, as defined in Rule 12b-2 under the Exchange Act and, therefore, this Annual Report on Form 10-K does not include an audit report on internal control over financial reporting by the Company's registered public accounting firm. Management's report on internal control over financial reporting for the year ended December 31, 2022 was not required to be attested by the Company's registered public accounting firm pursuant to Item 308(b) of Regulation S-K.

Changes in Internal Control over Financial Reporting

During the most recent fiscal quarter, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the applicable information in NextDecade's definitive proxy statement, which is to be filed pursuant to Regulation 14A of the Exchange Act within 120 days after the end of NextDecade's fiscal year ended December 31, 2022.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the applicable information in NextDecade's definitive proxy statement, which is to be filed pursuant to Regulation 14A of the Exchange Act within 120 days after the end of NextDecade's fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the applicable information in NextDecade's definitive proxy statement, which is to be filed pursuant to Regulation 14A of the Exchange Act within 120 days after the end of NextDecade's fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the applicable information in NextDecade's definitive proxy statement, which is to be filed pursuant to Regulation 14A of the Exchange Act within 120 days after the end of NextDecade's fiscal year ended December 31, 2022.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated by reference to the applicable information in NextDecade's definitive proxy statement, which is to be filed pursuant to Regulation 14A of the Exchange Act within 120 days after the end of NextDecade's fiscal year ended December 31, 2022.

Item 15. Exhibit and Financial Statement Schedules

(a) Financial Statements, Schedules and Exhibits

    (1) Financial Statements – NextDecade Corporation and Subsidiaries:

    (2) Financial Statement Schedules:

        All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

    (3) Exhibits:

Exhibit No.	**Description**
3.1	Second Amended and Restated Certificate of Incorporation of NextDecade Corporation, dated July 24, 2017 (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed July 28, 2017)
3.2	Amended and Restated Bylaws of NextDecade Corporation, dated July 24, 2017 (Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed July 28, 2017)
3.3	Certificate of Designations of Series A Convertible Preferred Stock, dated August 9, 2018 (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-3, filed December 20, 2018)
3.4	Certificate of Designations of Series B Convertible Preferred Stock, dated September 28, 2018 (Incorporated by reference to Exhibit 3.4 of the Company's Quarterly Report on Form 10-Q, filed November 9, 2018)
3.5	Certificate of Designations of Series C Convertible Preferred Stock dated March 17, 2021 (Incorporated by reference to Exhibit 3.1 of the Company's Form 8-K, filed March 18, 2021)
3.6	Certificate of Amendment to Certificate of Designations of Series A Convertible Preferred Stock, dated July 12, 2019 (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed July 15, 2019)
3.7	Certificate of Amendment to Certificate of Designations of Series B Convertible Preferred Stock, dated July 12, 2019 (Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed July 15, 2019)
3.8	Certificate of Increase to Certificate of Designations of Series A Convertible Preferred Stock of NextDecade Corporation, dated July 15, 2019 (Incorporated by reference to Exhibit 3.7 of the Company's Quarterly Report on Form 10-Q, filed August 6, 2019)
3.9	Certificate of Increase to Certificate of Designations of Series B Convertible Preferred Stock of NextDecade Corporation, dated July 15, 2019 (Incorporated by reference to Exhibit 3.8 of the Company's Quarterly Report on Form 10-Q, filed August 6, 2019)
3.10	Amendment No. 1 to the Amended and Restated Bylaws of NextDecade Corporation, dated March 3, 2021 (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed March 4, 2021)
4.1	Specimen Common Share Certificate (Incorporated by reference to Exhibit 4.1 of the Company's Form 10-K, filed March 3, 2020)
4.2	Specimen IPO Warrant Certificate (Incorporated by reference to Exhibit 4.3 of the Amendment No. 7 to the Company's Registration Statement on Form S-1, filed March 13, 2015)
4.3	Form of Warrant Agreement between Harmony Merger Corp. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.4 of the Amendment No. 7 to the Company's Registration Statement on Form S-1, filed March 13, 2015)
4.4	Form of Warrant Agreement for the Series A Warrants (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed August 7, 2018)
4.5	Form of Warrant Agreement for the Series B Warrants (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed August 24, 2018)
4.6	Form of Warrant Agreement for the Series C Warrants (Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K, filed March 18, 2021)
4.7	Description of Common Stock of NextDecade Corporation Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to Exhibit 4.6 of the Company's Form 10-K, filed March 3, 2020)

10.1†   Employment Agreement, dated September 8, 2017, between NextDecade Corporation and Matthew K. Schatzman (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed September 11, 2017)

10.2†   NextDecade Corporation 2017 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-8, filed December 15, 2017)

10.3†   Form of Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed December 20, 2017)

10.4   Form of Registration Rights Agreement for purchasers of Series A Preferred Stock Incorporated by reference to Exhibit 10.5 of the Company's Form 8-K, filed August 7, 2018)

10.5   Purchaser Rights Agreement by and between NextDecade Corporation and HGC NEXT INV LLC (Incorporated by reference to Exhibit 10.6 of the Company's Form 8-K, filed August 7, 2018)

10.6   Form of Registration Rights Agreement for purchasers of Series B Preferred Stock (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed August 24, 2018)

10.7   Form of Purchaser Rights Agreement for purchasers of Series B Preferred Stock (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K, filed August 24, 2018)

10.8   Amendment No. 1 to Registration Rights Agreement, effective as of December 7, 2018, by and between NextDecade Corporation and York Capital Management Global Advisors, LLC, severally on behalf of certain funds or advised by it or its affiliates (Incorporated by reference to Exhibit 10.28 of the Company's Annual Report on Form 10-K, filed March 6, 2019)

10.9   Amendment No. 1 to Registration Rights Agreement, effective as of December 7, 2018, by and between NextDecade Corporation and Valinor Management L.P., severally on behalf of certain funds or accounts for which it is investment manager (Incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K, filed March 6, 2019)

10.10   Amendment No. 1 to Registration Rights Agreement, effective as of December 7, 2018, by and between NextDecade Corporation and Bardin Hill Investment Partners LP (formerly Halcyon Capital Management LP), on behalf of the accounts its manager (Incorporated by reference to Exhibit 10.30 of the Company's Annual Report on Form 10-K, filed March 6, 2019)

10.11†   Amendment No. 1 to Employment Agreement, effective January 1, 2019, by and between NextDecade Corporation and Matthew K. Schatzman (Incorporated by reference to Exhibit 10.31 of the Company's Annual Report on Form 10-K, filed March 6, 2019)

10.12+   Lease Agreement, made and entered into March 6, 2019, by and between Brownsville Navigation District of Cameron County, Texas and Rio Grande LNG, LLC (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed May 7, 2019)

10.13+   Fixed Price Turnkey Agreement for the Engineering, Procurement and Construction of Trains 1 and 2 of the Rio Grande Natural Gas Liquefaction Facility by and between Rio Grande LNG, LLC as Owner and Bechtel Oil, Gas and Chemicals, Inc. as Contractor, dated as of May 24, 2019 (Incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q, filed August 6, 2019)

10.14+   Fixed Price Turnkey Agreement for the Engineering, Procurement and Construction of Train 3 of the Rio Grande Natural Gas Liquefaction Facility by and between Rio Grande LNG, LLC as Owner and Bechtel Oil, Gas and Chemicals, Inc. as Contractor, dated as of May 24, 2019 (Incorporated by reference to Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q, filed August 6, 2019)

10.15†   Form of Non-Affiliate Director Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed November 5, 2019)

10.16   Purchaser Rights Agreement, dated October 28, 2019, by and between NextDecade Corporation and Ninteenth Investment Company (Incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K, filed March 3, 2020)

10.17   Registration Rights Agreement, dated October 28, 2019, by and between NextDecade Corporation and Ninteenth Investment Company (Incorporated by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K, filed March 3, 2020)

10.18†   Director Compensation Policy (Incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K, filed March 3, 2020)

10.19+   Omnibus Agreement, entered into as of February 13, 2020, between NextDecade LNG, LLC and Spectra Energy Transmission II, LLC (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed May 18, 2020)

10.20+   Precedent Agreement for Firm Natural Gas Transportation Service, made and entered into as of March 2, 2020, by and between Rio Grande LNG Gas Supply LLC and Rio Bravo Pipeline Company, LLC (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed May 18, 2020)

10.21+   Precedent Agreement for Natural Gas Transportation Service, made and entered into as of March 2, 2020, by and between Rio Grande LNG Gas Supply LLC and Valley Crossing Pipeline, LLC (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q, filed May 18, 2020)

10.22	First Amendment to Lease Agreement, made and entered into as of April 30, 2020, by and between Brownsville Navigation District of Cameron County, Texas and Rio Grande LNG, LLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed May 4, 2020)
10.23	Second Amendment to Lease Agreement, made and entered into as of April 20, 2022, by and between Brownsville Navigation District of Cameron County, Texas and Rio Grande LNG, LLC (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed August 11, 2022)
10.24[+]	First Amendment to the Fixed Priced Turnkey Agreement for the Engineering, Procurement and Construction of Trains 1 and 2 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of April 22, 2020, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed August 6, 2020)
10.25[+]	First Amendment to the Fixed Priced Turnkey Agreement for the Engineering, Procurement and Construction of Train 3 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of April 22, 2020, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q, filed August 6, 2020)
10.26	Second Amendment to the Fixed Price Turnkey Agreement for the Engineering, Procurement and Construction of Trains 1and 2 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of October 5, 2020, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed November 4, 2020)
10.27	Second Amendment to the Fixed Priced Turnkey Agreement for the Engineering, Procurement and Construction of Train 3 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of October 5, 2020, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed November 4, 2020)
10.28[†]	Amendment No. 2 to Employment Agreement, dated June 2, 2021, by and between NextDecade Corporation and Matthew K. Schatzman (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed August 2, 2021)
10.29	Third Amendment to the Fixed Price Turnkey Agreement for the Engineering, Procurement and Construction of Trains 1and 2 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of March 5, 2021, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.35 of the Company's Annual Report on Form 10-K filed March 25, 2021)
10.30	Third Amendment to the Fixed Price Turnkey Agreement for the Engineering, Procurement and Construction of Train 3 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of March 5, 2021, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.36 of the Company's Annual Report on Form 10-K filed March 25, 2021)
10.31	Fourth Amendment to the Fixed Price Turnkey Agreement for the Engineering, Procurement and Construction of Trains 1and 2 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of April 29, 2022, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed August 11, 2022)
10.32	Fourth Amendment to the Fixed Price Turnkey Agreement for the Engineering, Procurement and Construction of Train 3 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of April 29, 2022, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed August 11, 2022)
10.33	Fifth Amendment to the Fixed Price Turnkey Agreement for the Engineering, Procurement and Construction of Trains 1and 2 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of September 14, 2022, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed November 10, 2022)
10.34	Fifth Amendment to the Fixed Price Turnkey Agreement for the Engineering, Procurement and Construction of Train 3 of the Rio Grande Natural Gas Liquefaction Facility, made and executed as of September 15, 2022, by and between Rio Grande LNG, LLC and Bechtel, Oil, Gas and Chemicals, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed November 10, 2022)
10.35	Form of Series C Convertible Preferred Stock Purchase Agreement, dated as of March 17, 2021 (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed March 18, 2021)
10.36	Form of Registration Rights Agreement for purchasers of Series C Preferred Stock (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed March 18, 2021)
10.37*[†]	Form of time-based restricted stock unit agreement
10.38*[†]	Form of performance-based restricted stock unit agreement

10.39	Common Stock Purchase Agreement, dated as of April 6, 2022, by and between the Company and HGC NEXT INV LLC (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed April 7, 2022)
10.40	Registration Rights Agreement, dated as of April 6, 2022, by and between the Company and HGC NEXT INV LLC (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed April 7, 2022)
10.41	Common Stock Purchase Agreement, dated as of September 14, 2022, by and between the Company and the various investors party thereto (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed September 19, 2022)
10.42	Registration Rights Agreement, dated as of September 19, 2022, by and between the Company and the various investors party thereto (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K, filed September 19, 2022)
21.1*	Subsidiaries of the Company
23.1*	Consent of Grant Thornton LLP
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document (the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan.
+	Certain portions of this exhibit have been omitted.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NextDecade Corporation
(Registrant)

By: _____/s/ Matthew K. Schatzman_____
Matthew K. Schatzman
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Date: March 10, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Matthew K. Schatzman Matthew K. Schatzman	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 10, 2023
/s/ Brent E. Wahl Brent E. Wahl	Chief Financial Officer (Principal Financial Officer)	March 10, 2023
/s/ Eric Garcia Eric Garcia	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 10, 2023
/s/ Giovanni Oddo Giovanni Oddo	Director	March 10, 2023
/s/ Brian Belke Brian Belke	Director	March 10, 2023
/s/ Frank Chapman Frank Chapman	Director	March 10, 2023
/s/ Seokwon Ha Seokwon Ha	Director	March 10, 2023
/s/ Avinash Kripalani Avinash Kripalani	Director	March 10, 2023
/s/ Edward Andrew Scoggins, Jr. Edward Andrew Scoggins, Jr.	Director	March 10, 2023
/s/ William Vrattos William Vrattos	Director	March 10, 2023
/s/ Spencer Wells Spencer Wells	Director	March 10, 2023

BOARD OF DIRECTORS

Matthew K. Schatzman
Chairman and Chief Executive Officer
NextDecade Corporation

Brian Belke
Managing Partner
Heights Point Management, LP

Sir Frank Chapman
Director
Zap Energy Inc.

Seokwon Ha
President
Hanwha Impact Partners

Avinash Kripalani
Partner
Bardin Hill Investment Partners LP

Giovanni Oddo
Head of Americas, Traditional Infrastructure
Mubadala Investment Company

Edward Andrew Scoggins, Jr.
Founder and Managing Partner
Millennial Energy Partners

William Vrattos
Co-Chief Investment Officer and
Managing Partner
York Capital Management, L.P.

L. Spencer Wells
Partner
Drivetrain Advisors, LLC

EXECUTIVE OFFICERS

Matthew K. Schatzman
Chief Executive Officer
NextDecade Corporation

Brent E. Wahl
Chief Financial Officer
NextDecade Corporation

Vera de Gyarfas
General Counsel and Corporate Secretary
NextDecade Corporation

CORPORATE INFORMATION

Corporate Office
NextDecade Corporation
1000 Louisiana Street, Suite 3900
Houston, Texas 77002

Stock Exchange Information
Nasdaq Capital Market: NEXT

Transfer Agent & Registrar
Continental Stock Transfer & Trust
1 State Street, 30th Floor
New York, New York 10004

NextDecade Corporation will make available to any stockholder, without charge, copies of its Annual Report on Form 10-K as filed with the SEC. For copies of this, or any other filing, please contact: NextDecade Corporation, 1000 Louisiana Street, Suite 3900, Houston, Texas 77002.